PROSPECTUS SUPPLEMENT
(To Prospectus dated December 29, 1995)

                                5,000,000 SHARES

                                                                          [LOGO]
                              THE MACERICH COMPANY

                                  COMMON STOCK
                                ----------------

    The Macerich Company (the "Company") is a self-administered and self-managed real estate investment trust that acquires, owns, redevelops, manages and leases regional and community shopping centers located throughout the United States. The Company's portfolio currently consists of interests in 18 regional shopping centers and three community shopping centers located in eleven states aggregating approximately 15 million square feet of gross leasable area.

    All the shares of common stock offered hereby (the "Shares") are being sold by the Company (the "Offering"). The outstanding shares of the Company's common stock (the "Common Stock") are, and the Shares will be, listed on the New York Stock Exchange (the "NYSE") under the symbol "MAC." On October 30, 1996, the reported last sale price of the outstanding shares of Common Stock on the NYSE was $22 1/8 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
                PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                             ---------------------

    Lehman Brothers Inc. (the "Underwriter") has agreed to purchase from the Company the shares of Common Stock offered hereby for an aggregate price of $106,250,000. The Company has granted to the Underwriter a 30-day option to purchase up to 750,000 additional shares of Common Stock at a purchase price of $21.25 per share, solely to cover over-allotments, if any. If such option is exercised in full, the total proceeds to the Company will be $122,187,500, before deducting expenses payable by the Company, estimated at approximately $300,000.

    The Shares may be offered by the Underwriter from time to time in one or more transactions on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Underwriting."

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
                             ---------------------

    The Shares are offered by the Underwriter subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the Shares will be made at the offices of Lehman Brothers Inc., New York, New York on or about November 5, 1996.
                             ---------------------

                                LEHMAN BROTHERS

November 1, 1996

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVERALLOTMENT OPTION. ALL REFERENCES TO THE COMPANY IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY, THOSE ENTITIES OWNED OR CONTROLLED BY THE COMPANY AND PREDECESSORS OF THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE. "FUNDS FROM OPERATIONS" MEANS NET INCOME (LOSS) (COMPUTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES), EXCLUDING GAINS (OR LOSSES) FROM DEBT RESTRUCTURING AND SALES OF PROPERTY, PLUS DEPRECIATION AND AMORTIZATION FROM REAL PROPERTY AND DEFERRED LEASING COSTS , AND AFTER ADJUSTMENTS FOR UNCONSOLIDATED PARTNERSHIPS AND JOINT VENTURES. FUNDS FROM OPERATIONS DOES NOT REPRESENT CASH FLOW FROM OPERATIONS AS DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT NECESSARILY INDICATIVE OF CASH AVAILABLE TO FUND ALL CASH FLOW NEEDS. FUNDS FROM OPERATIONS INCLUDES A PRO RATA SHARE FOR UNCOMBINED JOINT VENTURES CALCULATED ON THE SAME BASIS.

                                  THE COMPANY

    The Macerich Company (the "Company") was formed in 1993 to continue the business of The Macerich Group (the "Predecessor"), which since 1972 has focused on the acquisition, ownership, redevelopment, management and leasing of regional and community shopping centers located throughout the United States. On March 16, 1994 the Company sold 14,375,000 shares of Common Stock in its initial public offering ("IPO"). The Company currently owns or has ownership interests in 18 regional shopping centers and three community shopping centers located in eleven states, containing approximately 15 million square feet of gross leasable area ("GLA") (the 21 regional and community shopping centers described above are referred to hereinafter as the "Centers").

    Eighteen of the 21 Centers contain more than 400,000 square feet of GLA. The 18 regional shopping centers average 784,696 square feet of GLA and range in size from 1,754,624 square feet of GLA at Lakewood Mall to 368,345 square feet of GLA at Panorama Mall. The three community shopping centers, Villa Marina Marketplace, Marshalls' Boulder Plaza and Bristol Shopping Center, have 458,485, 159,128 and 165,682 square feet of GLA, respectively. The 21 Centers presently include 66 department or other large retail stores ("Anchors") that lease an aggregate of approximately 8,715,327 square feet of GLA and approximately 1,846 Mall and Freestanding Stores (as defined herein) totaling approximately 6,255,000 square feet of GLA. Mall and Freestanding Store space at the Centers was 91.7% leased as of June 30, 1996 and generated 1995 full year average sales of $286 per square foot.

    The Company was organized as a Maryland corporation in September 1993 to continue and expand the business of The Macerich Group, which has been engaged in the shopping center business since 1965. The Macerich Group consists of Mace Siegel, Arthur M. Coppola, Dana K. Anderson and Edward C. Coppola (the "Principals") and certain of their family members, relatives and business associates. The Principals are directors and executive officers of the Company and have a combined total of over 100 years of experience in the shopping center business. Together with certain family members, the Principals will beneficially own approximately 20% of the Company after the consummation of this Offering.

    The Company operates through The Macerich Partnership L.P., a Delaware limited partnership (the "Operating Partnership"). The Company has a majority ownership interest in the Operating Partnership and, as the sole general partner, has exclusive power to manage and conduct the business of the Operating Partnership, subject to certain limited exceptions. The Company conducts all of its operations through the Operating Partnership, two management companies, Macerich Property

Management Company and Macerich Management Company, both California corporations (collectively, the "Management Companies"), and certain single purpose subsidiaries jointly owned by the Company and the Operating Partnership.

    The Company's primary objective is to enhance stockholder value by increasing its Funds from Operations per share, primarily by (i) maximizing cash flow from existing space through intensive management and leasing; (ii) acquiring regional shopping centers that meet its investment criteria; (iii) redeveloping, expanding and/or renovating existing Centers; and (iv) acquiring certain strategically located community shopping centers.

                              RECENT DEVELOPMENTS

    OPERATING PERFORMANCE. For the quarter ended June 30, 1996, Funds from Operations per share increased 13.4% to $.47 per share compared with $.41 per share for the second quarter of 1995, representing the second consecutive quarter of double digit growth in Funds from Operations. For the first quarter of 1996, Funds from Operations increased 19.0% from the comparable period of 1995. Increased rental income resulting from the replacement of expiring leases with new leases containing higher minimum rents, the impact of completed renovations and the acquisition of Queens Center ("Queens"), Capitola Mall ("Capitola"), Villa Marina Marketplace ("Villa Marina") and The Centre at Salisbury ("Salisbury") generated these increases in Funds from Operations. The Company paid a quarterly dividend of $0.42 per share on September 5, 1996.

    ACQUISITIONS. Since August 1995 the Company has acquired five shopping centers, Salisbury, Queens, Capitola, Villa Marina and Valley View Mall ("Valley View") for an aggregate purchase price of approximately $408.4 million.

    In August 1995, the Company purchased Salisbury, a regional shopping center located in Salisbury, Maryland, containing 883,972 square feet of GLA. Mall and Freestanding Store space at Salisbury was 87.7% leased as of June 30, 1996 and generated 1995 full year sales of $267 per square foot. The aggregate purchase price for Salisbury was $77.4 million, consisting of $55.0 million in cash, the assumption of $21.0 million of mortgage indebtedness and the issuance of Operating Partnership Units ("OP Units") valued at $1.4 million.

    In December 1995 the Company purchased Queens for an aggregate purchase price of $108.0 million, consisting of $42.0 million in cash and the assumption of debt of $66.0 million. Queens is a 624,654 square foot regional mall in New York. The 1995 sales per square foot for mall stores was $633 and the occupancy level at June 30, 1996 was 94.0%. Also in December 1995, the Company acquired Capitola. Capitola is a 577,396 square foot regional mall located in Santa Cruz County, California. The 1995 mall store sales per square foot was $261 and the occupancy level at June 30, 1996 was 91.8%. The aggregate purchase price consisted of $.9 million in cash, the assumption of $38.3 million in mortgage indebtedness, and the issuance of OP Units valued at $12.0 million and $5.0 million of consideration, which will be paid in December 2000 in the form of cash or OP Units.

    On January 25, 1996 the Company acquired Villa Marina, a 458,485 square foot entertainment complex/community center in Marina del Rey, California. The purchase price was $80.0 million which included assumption of debt in the amount of $22.4 million and $57.6 million in cash. Villa Marina had 1995 sales per square foot of $328 and was 96.5% occupied at June 30, 1996.

    On October 21, 1996 the Company acquired Valley View, a 1,567,000 square foot, four anchor super regional center located in Dallas, Texas. The purchase price was $85.5 million. The 1995 full year sales per square foot were $226 and occupancy at June 30, 1996 was 83.9%.

    The Company believes that all five of these acquisitions are consistent with the Company's strategy of purchasing dominant, established shopping centers that have the potential to increase their cash flow from operations. All five transactions were privately negotiated by the Company's experienced acquisition team. In addition, the issuance of OP Units as a portion of the purchase consideration was a key element of two of these transactions, demonstrating the Company's financing flexibility.

    REDEVELOPMENTS, EXPANSIONS AND RENOVATIONS. Redevelopment and expansion projects in 1995 and 1996 occurred at Lakewood Mall, Green Tree Mall, Chesterfield, Broadway Plaza, Parklane Mall and Northgate Mall. The Company believes that these redevelopments, expansions and renovations will enhance the competitive position of the six Centers in their respective trade areas.

    - LAKEWOOD MALL -- LAKEWOOD, CALIFORNIA. The Company executed ground leases at Lakewood Mall with Home Depot and American Stores. Home Depot built a 130,232 square foot store that opened in September 1995 and American Stores built a 50,000 square foot Lucky's Supermarket that opened in September 1996.

    - GREEN TREE MALL -- CLARKSVILLE, INDIANA. At Green Tree Mall, an existing building was expanded and renovated at Dillard's expense to accommodate a new 144,864 square foot Dillard's Department Store that opened on March 22, 1995. The Company also completed the renovation of the mall interior of this Center in 1995.

    - CHESTERFIELD TOWNE CENTER -- RICHMOND, VIRGINIA. Since the acquisition of Chesterfield in July 1994, the Company executed a ground lease with Sears to become the fourth Anchor. Sears built a 146,000 square foot department store which opened in the spring of 1996.

    - BROADWAY PLAZA -- WALNUT CREEK, CALIFORNIA. A 190,000 square foot store, formerly operated as an Emporium department store has been converted to a Macy's. Nordstrom has recently completed a $20 million renovation of their store.

    - PARKLANE MALL -- RENO, NEVADA. Gottschalks Department Stores executed a lease in September 1995 and opened a 130,000 square foot department store in the second quarter of 1996.

    - NORTHGATE MALL -- SAN RAFAEL, CALIFORNIA. A 245,000 square foot Emporium department store was converted to a Macy's in the third quarter of 1996.

    The following table provides certain information concerning the Company's acquisitions, redevelopments, expansions, and renovations since the IPO.

ACTUAL QUARTER OF
COMPLETION                            PROPERTY/TENANTS                           LOCATION                  GLA
----------------------  --------------------------------------------  -------------------------------  -----------
ACQUISITIONS
3rd Quarter, 1994       CHESTERFIELD TOWNE CENTER                     Richmond, Virginia                   817,697
3rd Quarter, 1995       CENTRE AT SALISBURY                           Salisbury, Maryland                  883,630
4th Quarter, 1995       CAPITOLA MALL                                 Capitola, California                 577,396
4th Quarter, 1995       QUEENS CENTER                                 New York City, New York              624,654
1st Quarter, 1996       VILLA MARINA MARKETPLACE                      Marina Del Rey, California           458,485
4th Quarter, 1996       VALLEY VIEW MALL                              Dallas, Texas                      1,567,285

REDEVELOPMENTS, EXPANSIONS AND RENOVATIONS
1st Quarter, 1995       GREEN TREE MALL -- Dillard's opens new and    Clarksville, Indiana                 144,864
                         expanded store
2nd Quarter, 1995       BROADWAY PLAZA --                             Walnut Creek, California             n/a
                         - I. Magnin converts to Macy's
                         - Emporium completes $13 million remodeling
                           program
                         - Nordstrom commences its $20 million
                           renovation
3rd Quarter, 1995       GREEN TREE MALL -- Mall interior renovation   Clarksville, Indiana                 n/a
                         completed
3rd Quarter, 1995       LAKEWOOD MALL -- Home Depot opens new store   Lakewood, California                 130,232
                         at the former Bullocks location
2nd Quarter, 1996       PARKLANE MALL -- Gottschalks Department       Reno, Nevada                         130,000
                         Store opens
2nd Quarter, 1996       CHESTERFIELD TOWNE CENTER -- Sears opens new  Richmond, Virginia                   145,000
                         store
2nd Quarter, 1996       BROADWAY PLAZA -- Emporium converts to        Walnut Creek, California             190,000
                         Macy's
3rd Quarter, 1996       LAKEWOOD MALL -- New Lucky's Supermarket      Lakewood, California                  50,000
                         opens at the former Bullocks location
3rd Quarter, 1996       NORTHGATE MALL -- Emporium converts to        San Rafael, California               245,000
                         Macy's

                                  RISK FACTORS

    An investment in the Shares involves various risks. Prospective stockholders should carefully consider the matters discussed in the accompanying Prospectus under "Risk Factors."

                                  THE OFFERING

Common Stock Offered (1)............  5,000,000
Common Stock to be Outstanding After
 the Offering (1)(2)................  24,991,600
Use of Proceeds.....................  To repay outstanding indebtedness incurred to purchase Valley View, to repay other outstanding
                                      indebtedness, and for general corporate purposes.
New York Stock Exchange Symbol......  "MAC"

------------------------
(1)  Assumes that the Underwriter's overallotment option is not exercised.

(2) Excludes (i) 2,000,000 shares of Common Stock reserved for issuance under the Company's employee benefit and director plans, of which 1,266,333 options are outstanding and approximately 806,000 options are currently exercisable, (ii) approximately 15,000 shares which have been issued under the executive restricted stock plan and which have not vested and (iii) 12,128,000 shares of Common Stock that may be issued upon the redemption of outstanding OP Units, which are redeemable for Common Stock or cash at the election of the Company.

                        SUMMARY SELECTED FINANCIAL DATA

    The following sets forth certain summary selected financial data for the Company on a historical and pro forma consolidated basis. The following data should be read in conjunction with "Management's Discussion And Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes thereto and pro forma data included in the Company's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

    The pro forma data for the Company for the year ended December 31, 1994 has been prepared as if the completion of the IPO and the transactions relating to the reorganization of the Company and application of the net proceeds therefrom and the consummation of the acquisition of Crossroads-Oklahoma had occurred on January 1, 1994 and excludes transactions subsequent to the IPO, such as acquisitions, refinancings and the Offering and use of proceeds therefrom as described in this Prospectus Supplement.

    The Centers not wholly owned by the Company (Panorama Mall, North Valley Plaza, Broadway Plaza and West Acres Center, collectively, the "Joint Venture Centers"), and the Management Companies are reflected in the summary selected financial data under the equity method of accounting. Accordingly, the net income from the Joint Venture Centers that is allocable to the Company and the Predecessor is included on the statement of operations as "Equity in income of uncombined joint ventures."

                                                                   THE COMPANY
                                          -------------------------------------------------------------
                                                                                             PRO FORMA
                                          JANUARY 1 TO   JANUARY 1 TO      JANUARY 1 TO     AS REPORTED
                                          JUNE 30, 1996  JUNE 30, 1995  DECEMBER 31, 1995    FOR 1994
                                          -------------  -------------  ------------------  -----------
                                           (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER
                                                                   OF CENTERS)
OPERATING DATA:
Revenues:
  Minimum rents.........................    $  46,641      $  32,460        $   69,253       $  59,640
  Percentage rents......................        3,089          2,270             4,814           4,906
  Tenant recoveries.....................       22,582         12,191            26,961          22,690
  Other.................................          758            244             1,441             921
                                          -------------  -------------      ----------      -----------
    Total revenues......................    $  73,070      $  47,165        $  102,469       $  88,157
                                          -------------  -------------      ----------      -----------
Shopping center expenses (2)............       23,796         14,601            31,580          28,373
General and administrative expenses
 (3)....................................        1,396          1,198             2,011           1,954
Depreciation and amortization...........       15,650         12,273            25,749          23,195
Interest expense........................       20,359         11,521            25,531          19,231
                                          -------------  -------------      ----------      -----------
Net income before minority interest and
 extraordinary item.....................       11,869          7,572            17,598          15,404
Minority interest in net income of
 Operating
 Partnership............................       (5,277)        (3,494)           (8,246)         (8,008)
Equity in income of uncombined joint
 ventures and Management Companies
 (1)....................................        2,121          1,624             3,250           3,054
Extraordinary loss on early
 extinguishment of debt.................       --             (1,297)           (1,299)         --
                                          -------------  -------------      ----------      -----------
Net income..............................    $   8,713      $   4,405        $   11,303       $  10,450
                                          -------------  -------------      ----------      -----------
                                          -------------  -------------      ----------      -----------
Net income per share....................    $    0.44      $    0.31        $     0.73       $    0.72

OTHER DATA:
Funds from Operations (4)...............    $  29,520      $  20,412        $   44,938       $  39,343
Funds from Operations per share.........    $    0.92      $    0.79        $     1.67       $    1.53
EBITDA (5)..............................    $  47,878      $  31,366        $   68,878       $  57,830
Number of Centers (6)...................           20             16                19              16

------------------------------
(1) Uncombined joint ventures include all Centers that the Company has an ownership interest in but does not wholly own. The Management Companies on a pro forma basis and after March 15, 1994 have been reflected on the equity method.
(2)  Shopping center expenses include ground rent expense.
(3) General and administrative expenses reflect expenses associated with the operations of the Company.
(4) Funds from Operations represent net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization from real property and deferred leasing costs, and after adjustments for unconsolidated partnerships and joint ventures. Funds from Operations does not represent cash flow from operations as defined by GAAP and is not necessarily indicative of cash available to fund all cash flow needs. Funds from Operations includes a pro rata share for uncombined joint ventures calculated on the same basis.
(5) EBITDA represents earnings before interest, income taxes, depreciation, amortization, income in uncombined joint ventures and extraordinary items. This data is relevant to an understanding of the economics of the shopping center business as it indicates cash flow available from operations to service debt and satisfy certain fixed obligations. EBITDA should not be construed by the reader as an alternative to operating income as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity.
(6) Crossroads-Oklahoma was acquired concurrently with the IPO, Chesterfield was acquired on July 21, 1994, Salisbury was acquired on August 15, 1995, Queens and Capitola were acquired in December 1995, and Villa Marina was acquired on January 25, 1996. Valley View was acquired in October 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    There are incorporated herein by reference the following documents of the Company filed with the Commission: (1) Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 1995; (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; (3) Current Report on Form 8-K, as amended by Form 8-K/A, event date January 25, 1996, Current Report on Form 8-K, event date April 11, 1996, and Current Report on Form 8K, as amended by Form 8K/A, event date October 21, 1996; (4) the description of the Company's Common Stock contained in the Company's registration statement filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any amendments or reports filed for the purpose of updating such description; and (5) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Shares.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

    The Company will provide without charge to each person, including any beneficial holder, to whom a copy of this Prospectus Supplement is delivered, upon the written or oral request of any such person, a copy of any or all the foregoing documents incorporated by reference herein, including exhibits specifically incorporated by reference in such documents but excluding all other exhibits to such documents. Requests should be made to the Corporate Secretary of the Company at 233 Wilshire Boulevard, No. 700, Santa Monica, California 90401, telephone number (310) 394-6911.

                                  THE COMPANY

OVERVIEW

    The Company is engaged in the acquisition, ownership, redevelopment, management and leasing of regional and community shopping centers located throughout the United States. The Company currently owns or has an ownership interest in 18 regional shopping centers and three community shopping centers with approximately 15 million square feet of GLA.

    The Company was organized as a Maryland corporation in September 1993 to continue and expand the business of The Macerich Group, which has been engaged in the shopping center business since 1965. The Macerich Group consists of Mace Siegel, Arthur M. Coppola, Dana K. Anderson and Edward C. Coppola and certain of their family members, relatives and business associates. The Principals of the Macerich Group are directors and executive officers of the Company and have a combined total of over 100 years of experience in the shopping center business. Together with certain family members, the Principals will beneficially own approximately 20% of the Company after the consummation of this Offering.

    The Company operates through the Operating Partnership, the Management Companies and certain single purpose subsidiaries jointly owned by the Company and the Operating Partnership. The Company owns a majority interest in the Operating Partnership and, as sole general partner of the Operating Partnership, has exclusive power to manage and conduct the business of the Operating Partnership, subject to certain limited exceptions. The Management Companies provide property management, leasing and other related services to the Centers. The Operating Partnership owns 100% of the non-voting preferred stock (generally entitled to dividends equal to 95% of cash flow) of each of the Management Companies. All of the outstanding voting common stock of each of the Management Companies is owned by the Principals.

    The Company is a self-administered and self-managed real estate investment trust ("REIT"). The Company's principal executive offices are located at 233 Wilshire Boulevard, No. 700, Santa Monica, California 90401 and the telephone number is (310) 394-6911.

GROWTH STRATEGY

    The Company's primary objective is to enhance stockholder value by increasing its Funds from Operations per share, primarily through the following methods:

    MAXIMIZING CASH FLOW FROM EXISTING SPACE. One component of the Company's strategy is to maximize current and long-term cash flow from existing space in the Centers through its intensive management, leasing and redevelopment efforts. In addition, the Company's strategy is to increase Funds from Operations by increasing base rents to market levels as leases expire. The average initial base rent for leases under 10,000 square feet commencing during 1995 at the Centers was 9.2% higher than the average base rental rate of existing leases. Another component of the Company's strategy is to increase its cash flow from operations through the negotiation of fixed contractual increases in base rents at the time of entering into a new lease and through continued intensive efforts to lease currently available space in the Centers.

    The Company also seeks to optimize tenant mix in order to increase the long-term drawing power and tenant sales of the Centers. The primary goal of the Company's leasing effort is to obtain the most productive tenants available in a Center's trade area. The Company also employs an aggressive strategy to keep operations at each of its properties as efficient as possible. Controlling common area maintenance, taxes, insurance and other operating costs enables the Company's tenants to pay more in base and percentage rent, which increases the Company's available Funds from Operations. In addition, the Company continually monitors each Center and considers opportunities for redevelopment to enable each Center to maintain and increase its market share in its respective trade area.

    Mall and Freestanding Store GLA at the Centers was 91.3% occupied as of June 30, 1996 and achieved average 1995 full year sales of $286 per square foot, which is 62% higher than the national average according to the 1995 edition of DOLLARS AND CENTS OF SHOPPING CENTERS compiled by the Urban Land Institute.

    ACQUISITIONS OF REGIONAL SHOPPING CENTERS. The Company also will continue to pursue growth opportunities through the acquisition and potential redevelopment of regional shopping centers. The Company believes that it is unique among the largest publicly owned regional mall owners and operators in the United States in that it controls a portfolio composed largely of regional shopping centers assembled solely through acquisition rather than development. The Company intends to continue its national acquisition and redevelopment strategy and believes that such a strategy provides the most profitable opportunity for growth in the regional shopping center industry, which has experienced a significant reduction in the development of new shopping centers because of numerous financial, physical and regulatory constraints.

    The Company believes that it has a competitive advantage in acquiring and redeveloping regional shopping centers because of its access to debt and equity capital as a public company and its relationships with property owners and national and regional retailers. The Company also has greater flexibility in acquiring properties through its ability to pay for properties in cash, shares of Common Stock or OP Units, thereby creating the opportunity for tax-advantaged transactions for the sellers of such properties. Since the IPO, the Company has acquired five regional shopping centers and one entertainment complex/community center for an aggregate purchase price of approximately $492.9 million. The Company believes that the purchase of Chesterfield, Salisbury, Queens, Capitola, Villa Marina and Valley View are representative of the attractive opportunities that exist for the acquisition of regional shopping centers, as well as the Company's ability to execute its acquisition strategy. All of these transactions were privately negotiated by the Company's experienced acquisition team.

    REDEVELOPMENTS, EXPANSIONS AND RENOVATIONS. The Company will continue to redevelop shopping centers as part of a long-term strategic plan to maximize a property's net cash flow and return on investment. The redevelopment of a shopping center involves a strategic plan, often including major expansions and renovations of existing shopping center space, designed to reposition the center in its trade area. Sixteen of the Centers have been redeveloped since acquisition. Such redevelopments have included additions of new Anchor tenants and Mall and Freestanding Stores, enclosures of open air shopping centers, relocations and reconfigurations of existing tenants, site plan reconfigurations and renovations of interior common areas, building exteriors and shopping center entrances. The Company evaluates each Center on an annual basis and considers opportunities for redevelopments and other expansions and/or renovations to maintain and improve each Center's cash flow, value and market position.

    ACQUISITION OF STRATEGICALLY LOCATED COMMUNITY SHOPPING CENTERS. Although the Company currently intends to focus its future acquisition activities on regional shopping centers, it may seek to acquire certain strategically located community shopping centers in markets where the Company has management, leasing and marketing presence either through an existing property or a regional office. The Company believes that there are competitive synergies and advantages in the ownership and operation of community shopping centers in such markets. The three community shopping centers in the Company's portfolio are examples of this strategy. One of these community shopping centers, Marshalls' Boulder Plaza, is located adjacent to Crossroads-Boulder, a regional shopping center owned by the Company. Villa Marina, which the Company has managed since 1992, was acquired in January 1996, and it and Bristol Shopping Center are located in southern California, where the Company is headquartered and manages over 5.3 million square feet of shopping center GLA.

                              RECENT DEVELOPMENTS

OPERATING PERFORMANCE

    For the quarter ended June 30, 1996, Funds from Operations per share increased 13.4% to $.47 per share, compared with $.41 per share for the second quarter of 1995, representing the second consecutive quarter of double digit growth in per share Funds from Operations compared to the same quarter in the prior year. For the first quarter of 1996, Funds from Operations per share increased 19.5% from the comparable period of 1995. These increases in Funds from Operations resulted primarily from the impact of renovations completed during the second half of 1995 and the acquisition of Salisbury, Queens, Capitola, and Villa Marina.

ACQUISITIONS

    Since August 1995, the Company has acquired four regional shopping centers and a 458,000 square foot community center/entertainment complex (Villa Marina). All five transactions were privately negotiated by the Company's experienced acquisition team, and two acquisitions involved the issuance of OP Units as a portion of the purchase consideration, demonstrating the Company's in-house acquisition and financing expertise. The Company believes that these acquisitions are consistent with the Company's strategy of purchasing dominant, established shopping centers that have the potential to increase their cash flow from operations. The opportunity exists to enhance the performance of each of these Centers through economies of scale and intensive management, leasing and redevelopment efforts.

    CENTRE AT SALISBURY

    On August 15, 1995, the Company acquired Salisbury, a regional shopping center located in Salisbury, Maryland. Salisbury contains approximately 883,972 square feet of GLA and has approximately 278,991 square feet of Mall and Freestanding Store GLA. The Center contains approximately 98 stores and produced 1995 full year Mall and Freestanding Store sales of $267 per square foot. As of June 30, 1996, the Center's Mall and Freestanding Store GLA was 87.7% leased. The aggregate purchase price for Salisbury was $77.4 million, consisting of $55 million in cash, the assumption of $21 million of mortgage indebtedness and the issuance of OP Units valued at $1.4 million.

    CAPITOLA MALL

    In December 1995, the Company acquired Capitola Mall, a 577,396 square foot regional shopping center serving Santa Cruz County, California. Capitola contains 197,679 square feet of Mall and Freestanding Store GLA and contains approximately 95 stores. It produced 1995 full year Mall and Freestanding Store sales of $261 per square foot. As of June 30, 1996, the Center's Mall and Freestanding Store GLA was 91.8% leased. The aggregate purchase price for Capitola Mall was $57.2 million, which included the assumption of $38.3 million of mortgage indebtedness, the issuance of OP Units valued at approximately $13.0 million and cash of $900,000. Furthermore, an additional $5.0 million of consideration will be paid in cash, OP Units or a combination thereof, five years after the closing of this acquisition, representing a net present value of approximately $3,403,000 assuming a discount rate of 8.0%.

    QUEENS CENTER

    In December, 1995 the Company purchased Queens Center for an aggregate purchase price of $108.0 million, consisting of cash of $42.0 million and assumption of debt of $66.0 million. Queens is a 624,654 square foot regional mall located in New York. The 1995 sales per square foot for Mall and Freestanding stores was $633 and the occupancy level at June 30, 1996 was 94.0%.

    VILLA MARINA MARKETPLACE

    On January 25, 1996, the Company acquired Villa Marina Marketplace, a 458,485 square foot entertainment/community center in Marina del Rey, California. The purchase price was $80.0 million which included assumption of debt of $22.4 million and $57.6 million in cash.

    VALLEY VIEW MALL

    On October 21, 1996 the Company purchased Valley View, a 1.6 million square foot super regional mall anchored by Dillard's, J.C. Penney, Foley's and Sears. The purchase price was $85.5 million in cash. The 1995 sales per square foot for Mall and Freestanding stores was $226 and occupancy at June 30, 1996 was 83.9%.

REDEVELOPMENTS, EXPANSIONS AND RENOVATIONS

    As part of the Company's growth strategy, the Company evaluates each Center annually and considers opportunities for redevelopments and other expansions to improve the performance of each Center. Redevelopments and expansion projects in 1995 and 1996 occurred at the following six Centers. The Company believes that these redevelopments, expansions and renovations will enhance the competitive position of each Center in their respective trade area.

    LAKEWOOD MALL -- LAKEWOOD, CALIFORNIA. In September 1995, Home Depot opened a 130,232 square foot store at Lakewood Mall on an out-parcel formerly occupied by a Bullock's department store. American Stores built a 50,000 square foot Lucky's Supermarket adjacent to Home Depot, that opened in September of 1996. These expansions are generating an additional $1.0 million in annual rental revenues for Lakewood Mall.

    GREEN TREE MALL -- CLARKSVILLE, INDIANA. A new 144,864 square foot Dillard's Department Store was opened at this Center on March 22, 1995, representing one of two sites in the greater Louisville area where a Dillard's store is located. The Company believes the addition of Dillard's will further enhance Green Tree Mall's competitive position in this region. The Company also completed the renovation of the mall interior at this Center, which included the addition of new flooring, ceilings and decorative lighting.

    CHESTERFIELD TOWNE CENTER -- RICHMOND, VIRGINIA. Following the acquisition of Chesterfield, the Company executed a ground lease to add Sears as an Anchor at this Center. Sears opened a 146,000 square foot store in the spring of 1996.

    BROADWAY PLAZA -- WALNUT CREEK, CALIFORNIA. In June 1996, Federated converted the former Emporium department store to a Macy's. Nordstrom has also recently completed a $20.0 million renovation of its store at its own expense.

    PARKLANE MALL -- RENO, NEVADA. Gottschalks Department Stores executed a lease in September 1995 and opened a 130,000 square foot department store in the second quarter of 1996.

    NORTHGATE MALL -- SAN RAFAEL, CALIFORNIA. A 254,000 square foot store, formerly operated as an Emporium department store, has been converted to a Macy's.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $106.3 million (approximately $122.2 million if the Underwriter's overallotment option is exercised in full). The Company intends to use the proceeds to pay down the indebtedness incurred to purchase Valley View, including a $60.0 million first mortgage loan that was provided by the Underwriter, the Company's line of credit and for general corporate purposes, including acquisition and redevelopment activities. See "Properties--Mortgage and Other Debt" for a description of the terms of the first mortgage loan and the line of credit.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

    The Common Stock is listed on the New York Stock Exchange under the symbol "MAC." The following table sets forth the high and low closing prices of the Common Stock for the periods indicated and the dividends paid by the Company per share during each such period. The amount of the dividend paid during a specific quarter is based on the Company's operating results for the prior quarter.

                                          CLOSING PRICES PER SHARE
                                          -------------------------   DIVIDEND PAID
QUARTERLY PERIOD                             HIGH           LOW         PER SHARE
----------------------------------------  -----------   -----------   --------------
1994:
  First Quarter (from March 16 through
   March 31) (1)........................  $ 20   1/2    $ 19          $    --
  Second Quarter........................  $ 20   1/4    $ 18   1/8    $        0.07
  Third Quarter.........................  $ 20   1/8    $ 18   3/4    $        0.40
  Fourth Quarter........................  $ 21   5/8    $ 19   1/4    $        0.40

1995:
  First Quarter.........................  $ 21   1/2    $ 20          $        0.40
  Second Quarter........................  $ 20   1/2    $ 19   1/2    $        0.42
  Third Quarter.........................  $ 21   7/8    $ 19   1/2    $        0.42
  Fourth Quarter........................  $ 21   1/4    $ 19          $        0.42

1996:
  First Quarter.........................  $ 20   1/4    $ 19   1/4    $        0.42
  Second Quarter........................  $ 21   1/4    $ 19          $        0.42
  Third Quarter.........................  $ 23          $ 19   7/8    $        0.42
  Fourth Quarter (through October 30)...  $ 23   1/8    $ 22   1/8         (2)

------------------------
(1) The Common Stock was not traded publicly prior to the first quarter of 1994.

(2) The dividend for this quarter has not been declared or paid as of October 30, 1996.

    The last reported sale price of the Common Stock on the New York Stock Exchange on October 30, 1996 was $22 1/8 per share. As of October 29, 1996, there were 216 registered holders of Common Stock.

    Beginning with its first full quarter of operations, the Company has paid regular and uninterrupted dividends. The Company paid a quarterly dividend of $0.42 per share on September 5, 1996. The payment of future dividends by the Company will be at the discretion of the Board of Directors and will depend on numerous factors, including actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and such other factors as the Board of Directors deems relevant.

                            SELECTED FINANCIAL DATA

    The following sets forth selected financial data for the Company on a historical and pro forma consolidated basis and for the Predecessor on a historical combined basis. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and the notes thereto included in the Company's filings under the Exchange Act, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

    The pro forma data for the Company for the year ended December 31, 1994 have been prepared as if the completion of the IPO and the transactions relating to the reorganization of the Company and application of the net proceeds therefrom and the consummation of the acquisition of Crossroads-Oklahoma had occurred on January 1, 1994 and exclude transactions subsequent to the IPO, such as acquisitions, refinancings and the Offering and use of proceeds therefrom as described in this Prospectus Supplement. The pro forma information is not necessarily indicative of what the Company's financial position or results of operations would have been assuming the completion of the described transactions at the beginning of the period indicated, nor does it purport to project the Company's financial position or what results of operations would have been assuming the completion of such transactions at the beginning of the period indicated, nor does it purport to project the Company's financial position or results of operations at any future date or for any future period.

    The Joint Venture Centers are reflected in the selected financial data under the equity method of accounting. Accordingly, the net income from the Joint Venture Centers that is allocable to the Company and the Predecessor is included on the statement of operations as "Equity in income of uncombined joint ventures."

                                                      THE COMPANY (1)
                                           -------------------------------------                  PREDECESSOR (1)
                                                       PRO FORMA                  ------------------------------------------------
                                                      AS REPORTED   MARCH 16 TO    JANUARY 1 TO
                                             1995      FOR 1994    DEC. 31, 1994  MARCH 15, 1994     1993       1992       1991
                                           ---------  -----------  -------------  ---------------  ---------  ---------  ---------
                                                   (ALL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF CENTERS)
OPERATING DATA:
Revenues:
  Minimum rents..........................  $  69,253   $  59,640     $  48,663       $   9,993     $  49,219  $  46,393  $  44,462
  Percentage rents.......................      4,814       4,906         3,681             851         3,550      3,868      4,204
  Tenant recoveries......................     26,961      22,690        18,515           3,108        16,320     15,991     14,740
  Management fee income (2)..............     --          --            --                 528         2,658      3,130      2,285
  Other..................................      1,441         921           820             100           766      1,876      2,317
                                           ---------  -----------  -------------  ---------------  ---------  ---------  ---------
    Total revenues.......................  $ 102,469   $  88,157     $  71,679       $  14,580     $  72,513  $  71,258  $  68,008
                                           ---------  -----------  -------------  ---------------  ---------  ---------  ---------
Shopping center expenses (3).............     31,580      28,373        22,576           4,891        23,881     22,959     21,788
Management, leasing and development
 services................................     --          --            --                 557         2,084      2,598      3,655
General and administrative expenses
 (4).....................................      2,011       1,954         1,545          --            --         --         --
Depreciation and amortization............     25,749      23,195        18,827           3,642        16,385     14,090     13,376
Interest expense.........................     25,531      19,231        16,091           6,146        27,783     29,818     28,748
                                           ---------  -----------  -------------  ---------------  ---------  ---------  ---------
Net income (loss) before minority
 interest and extraordinary item.........     17,598      15,404        12,640            (656)        2,380      1,793        441
Minority interest in net income of
 Operating Partnership...................     (8,246)     (8,008)       (6,792)
Equity in income (loss) of uncombined
 joint ventures and Management Companies
 (2).....................................      3,250       3,054         2,778            (232)         (178)       306        256
Extraordinary loss on early
 extinguishment of debt..................     (1,299)     --            --              --            --         (1,000)    --
                                           ---------  -----------  -------------  ---------------  ---------  ---------  ---------
Net income (loss)........................  $  11,303   $  10,450     $   8,626       $    (888)    $   2,202  $   1,099  $     697
                                           ---------  -----------  -------------  ---------------  ---------  ---------  ---------
                                           ---------  -----------  -------------  ---------------  ---------  ---------  ---------
Net income per share before extraordinary
 loss....................................  $    0.78   $    0.72     $    0.60
Net income per share.....................  $    0.73   $    0.72     $    0.60

OTHER DATA:
Funds from Operations (5)................  $  44,938   $  39,343     $  35,311       $   3,118     $  20,359  $  17,748  $  15,555
Funds from Operations per share..........  $    1.67   $    1.53     $    1.38
EBITDA (6)...............................  $  68,878   $  57,830     $  47,558       $   9,132     $  46,548  $  45,701  $  42,565
Number of Centers (7)....................         19          16            16              14            14         14         14

                                                                       THE COMPANY (1)                PREDECESSOR (1)
                                                                 ---------------------------  -------------------------------
                                                                                         DECEMBER 31,
                                                                 ------------------------------------------------------------
                                                                   1995           1994          1993       1992       1991
                                                                 ---------  ----------------  ---------  ---------  ---------
BALANCE SHEET DATA:
Investment in real estate (before accumulated depreciation)....  $ 833,998     $  554,787     $ 375,972  $ 311,750  $ 304,841
Total assets...................................................  $ 763,398     $  485,903     $ 314,591  $ 281,668  $ 278,282
Total debt.....................................................  $ 509,313     $  326,588     $ 402,885  $ 359,695  $ 340,344
Minority interest in Operating Partnership.....................  $  95,740     $   72,376     $ (88,294) $ (78,027) $ (62,062)
Stockholders' equity...........................................  $ 158,345     $   86,939        --         --         --

                                       (FOOTNOTES APPEAR ON THE FOLLOWING PAGES)

                                                                                                        THE COMPANY (1)
                                                                                                  ----------------------------
                                                                                                  JANUARY 1 TO   JANUARY 1 TO
                                                                                                  JUNE 30, 1996  JUNE 30, 1995
                                                                                                  -------------  -------------
                                                                                                   (ALL AMOUNTS IN THOUSANDS,
                                                                                                   EXCEPT PER SHARE DATA AND
                                                                                                       NUMBER OF CENTERS)
OPERATING DATA:
Revenues:
  Minimum rents.................................................................................   $    46,641    $    32,460
  Percentage rents..............................................................................         3,089          2,270
  Tenant recoveries.............................................................................        22,582         12,191
  Other.........................................................................................           758            244
                                                                                                  -------------  -------------
    Total revenues..............................................................................   $    73,070    $    47,165
                                                                                                  -------------  -------------
Shopping center expenses (3)....................................................................        23,796         14,601
General and administrative expenses (4).........................................................         1,396          1,198
Depreciation and amortization...................................................................        15,650         12,273
Interest expense................................................................................        20,359         11,521
                                                                                                  -------------  -------------
Net income before minority interest and extraordinary item......................................        11,869          7,572
Minority interest in net income of Operating Partnership........................................        (5,277)        (3,494)
Equity in income of uncombined joint ventures and Management Companies (2)......................         2,121          1,624
Extraordinary loss on early extinguishment of debt..............................................       --              (1,297)
                                                                                                  -------------  -------------
Net income......................................................................................   $     8,713    $     4,405
                                                                                                  -------------  -------------
                                                                                                  -------------  -------------
Net income per share............................................................................   $      0.44    $      0.31

OTHER DATA:
Funds from Operations (5).......................................................................   $    29,520    $    20,412
Funds from Operations per share.................................................................   $      0.92    $      0.79
EBITDA (6)......................................................................................   $    47,878    $    31,366
Number of Centers (7)...........................................................................            20             16


                                                                                                        THE COMPANY (1)
                                                                                                  ----------------------------
                                                                                                            JUNE 30,
                                                                                                  ----------------------------
                                                                                                      1996           1995
                                                                                                  -------------  -------------
BALANCE SHEET DATA:
Investment in real estate (before accumulated depreciation).....................................   $   929,260    $   561,982
Total assets....................................................................................   $   838,984    $   478,159
Total debt......................................................................................   $   597,052    $   332,084
Minority interest in Operating Partnership......................................................   $    91,667    $    66,518
Stockholders' equity............................................................................   $   150,265    $    79,557

------------------------------
(1) The Predecessor represents entities owned by or affiliated with The Macerich Group that were reorganized to combine The Macerich Group's interests in certain retail investment properties and property management, leasing and redevelopment businesses. The reorganization entailed an initial public offering of Common Stock of the Company, the proceeds of which were invested in the Operating Partnership. The Company commenced operations effective with the completion of the IPO on March 16, 1994. The Company holds ownership interests in the entities reflected herein as Predecessor for periods prior to March 16, 1994. These interests in the Predecessor were obtained in exchange for cash, OP Units and Common Stock. The property management, leasing and redevelopment of the Company's portfolio is provided by the Management Companies.

(2) Uncombined joint ventures include all Centers that the Company has an ownership interest in but does not wholly own. The Management Companies on a pro forma basis and after March 15, 1994 have been reflected on the equity method.

(3) Shopping center expenses include ground rent expense.

(4) General and administrative expenses reflect expenses associated with the operations of the Company.

(5) Funds from Operations represent net income computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization on real property and deferred leasing costs, and after adjustments for unconsolidated partnerships and joint ventures. Funds from Operations does not represent cash flow from operations as defined by GAAP and is not necessarily indicative of cash available to fund all cash flow needs. Funds from Operations includes a pro rata share for uncombined joint ventures calculated on the same basis.

(6) EBITDA represents earnings before interest, income taxes, depreciation, amortization, income in uncombined joint ventures and extraordinary items. This data is relevant to an understanding of the economics of the shopping center business as it indicates cash flow available from operations to service debt and satisfy certain fixed obligations. EBITDA should not be construed by the reader as an alternative to operating income as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity.

(7) Crossroads-Oklahoma was acquired concurrently with the IPO, Chesterfield was acquired on July 21, 1994 and Salisbury was acquired on August 15, 1995. Capitola and Queens were acquired in December 1995, Villa Marina on January 25, 1996 and Valley View on October 21, 1996.

                                   PROPERTIES

    The Centers consist of 18 regional shopping centers and three community shopping centers aggregating approximately 15 million square feet of GLA. Fourteen of the Centers were acquired by the Macerich Group since 1975, while seven of the Centers were acquired by the Company since or concurrent with the IPO. All of the Company's regional shopping centers are enclosed with the exception of Broadway Plaza, an open air regional shopping center located in Walnut Creek, California. Fifteen of the 18 regional shopping centers combine three or more Anchors with numerous diversified retail stores ("Mall Stores"), most of which are national or regional retailers, typically located along corridors connecting the Anchors. In addition, at most of the Centers additional freestanding retail stores are located along the perimeter of and/or in the parking areas of the Centers ("Freestanding Stores"). Eighteen of the 21 Centers contain more than 400,000 square feet of GLA. The 18 regional shopping centers average 784,696 square feet of GLA and range in size from 1,754,624 square feet of GLA at Lakewood Mall to 368,345 square feet of GLA at Panorama Mall. The Company's three community shopping centers, Marshalls' Boulder Plaza, Villa Marina and Bristol Shopping Center, have 159,128, 458,485 and 165,682 square feet of GLA, respectively. The 21 Centers presently include 66 Anchors which lease an aggregate of approximately 8,715,327 square feet of GLA and approximately 1,846 Mall and Freestanding Stores which lease an aggregate of approximately 6,255,000 square feet of GLA. As of June 30, 1996, Mall and Freestanding Store space at the Centers was 91.7% leased, and generated average 1995 full year sales of $286 per square foot.

    Total revenues from the Centers increased to $102.4 million in 1995 from $84.8 million in 1994 and from $69.3 million in 1993 primarily as a result of the acquisitions of additional Centers. Lakewood Mall generated 22.0% of shopping center revenues in 1995, 25.6% in 1994 and 28.7% in 1993. Crossroads-Boulder accounted for shopping center revenues of 10.6% for 1995, 12.1% for 1994 and 13.7% for 1993. Northgate Mall accounted 10.8% of 1993 shopping center revenues. No other Center generated more than 10% of shopping center revenues during 1995, 1994 or 1993. Unless otherwise indicated, the financial information regarding the Centers presented in this "Properties" section excludes any Center not acquired during the period presented or discussed.

    The following table sets forth certain information about each of the Centers as of December 31, 1995 unless otherwise noted herein.

                          YEAR OF       YEAR OF                             PERCENTAGE                                      THE
                         ORIGINAL     MOST RECENT              MALL AND    OF MALL AND                        SALES PER  COMPANY'S
NAME OF                CONSTRUCTION/  EXPANSION/    TOTAL    FREESTANDING  FREESTANDING                        SQUARE    OWNERSHIP
CENTER/LOCATION (1)     ACQUISITION   RENOVATION   GLA (2)       GLA        GLA LEASED         ANCHORS        FOOT (3)       %
---------------------- -------------  ----------- ---------- ------------  ------------  -------------------- ---------  ---------
Broadway Plaza (4)      1951/1985        1994        679,327    233,830        99.2%     Macy's(9),              385      50.0%
 Walnut Creek,                                                                            Nordstrom's, Macy's
 California                                                                               for Men
Capitola Mall (4)       1977/1995        1988        577,396    197,679        93.3%     Gottschalks, J.C.       261     100.0%
 Capitola, California                                                                     Penney, Mervyn's,
                                                                                          Sears
Centre at Salisbury     1990/1995        1990        883,630    278,649        91.5%     Boscovs, J.C.           267     100.0%
 Salisbury, Maryland                                                                      Penney, Hechts,
                                                                                          Sears, Montgomery
                                                                                          Ward
Chesterfield Towne      1975/1994        1988        817,697    396,504        95.1%     Hechts, Leggetts,       276     100.0%
 Center                                                                                   Proffitts, Sears
 Richmond, Virginia                                                                       (5)
County East Mall        1966/1986        1989        488,832    170,272        74.0%     Gottschalks, J.C.       206     100.0%
 Antioch, California                                                                      Penney, Mervyn's,
                                                                                          Sears
Crossroads Mall (4)     1963/1979        1986        809,057    365,620        87.4%     Foley's, J.C.           262     100.0%
 Boulder, Colorado                                                                        Penney, Mervyn's,
                                                                                          Sears, Montgomery
                                                                                          Ward
Crossroads Mall         1974/1994        1991      1,108,710    372,686        84.5%     Dillard's, Foley's,     199     100.0%
 Oklahoma City,                                                                           J.C. Penney,
 Oklahoma                                                                                 Montgomery Ward
Greeley Mall            1973/1986        1987        582,510    239,148        89.7%     Fashion Bar, J.C.       180     100.0%
 Greeley, Colorado                                                                        Penney, Joslins,
                                                                                          Sears, Montgomery
                                                                                          Ward
Green Tree Mall         1968/1975        1995        787,965    337,183        84.4%     J.C. Penney,            277     100.0%
 Clarksville, Indiana                                                                     Dillard's, Sears,
                                                                                          Target
Holiday Village Center  1959/1979        1992        606,908    279,389        93.5%     Herbergers, J.C.        257     100.0%
 (4)                                                                                      Penney, Montgomery
 Great Falls, Montana                                                                     Ward, Sears
Lakewood Mall           1953/1975        1996      1,754,624    810,975        98.2%     Home Depot, J.C.        310     100.0%
 Lakewood, California                                                                     Penney,
                                                                                          Robinson-May,
                                                                                          Mervyn's,
                                                                                          Montgomery Ward
Northgate Mall          1964/1986        1987        744,050    273,719        89.0%     Mervyn's, Sears,        242     100.0%
 San Rafael,                                                                              Macy's (9)
 California
North Valley Plaza      1968/1987        1994        413,799    187,365        67.1%     Mervyn's, Montgomery    143      50.0%
 Chico, California                                                                        Ward
Queens Center           1973/1995        1991        624,654    156,511       100.0%     J.C. Penney, Macy's     633     100.0%
 Queens, New York
Panorama Mall           1955/1979        1980        368,345    158,345       100.0%     (7)                     242      50.0%
 Panorama, California
Parklane Center (4)     1967/1978        1987        464,232    192,232        94.7%     Gottschalks (6)         255     100.0%
 Reno, Nevada
West Acres Center       1972/1986        1992        907,757    355,202        99.3%     Daytons, J.C.           307      19.0%
 Fargo, North Dakota                                                                      Penney, O.J.
                                                                                          DeLendrecies, Sears
Bristol Shopping        1966/1986        1992        165,682    165,682        98.8%                             333     100.0%
 Center (4)
 Santa Ana, California
Marshalls' Boulder      1969/1989        1991        159,128    159,128        98.9%                             298     100.0%
 Plaza
 Boulder, Colorado
                                                  ---------- ------------  ------------                       ---------
  TOTAL/AVERAGE for Centers owned at December 31,
   1995                                           12,944,323  5,330,119        92.0%                             $284
Centers Acquired in 1996:
Villa Marina            1972/1996        1995        458,485    458,485        94.0%                             $328    100.0%
 Marketplace (8)
 Marina del Rey,
 California
Valley View Mall        1973/1996        1993      1,567,285    466,162        85.1%     Dillard's, Foley's,     $226    100.0%
 Dallas, Texas                                                                            J.C. Penney, Sears
                                                  ---------- ------------  ------------                       ---------
  TOTAL/AVERAGE -- ALL CENTERS                    14,970,093  6,254,766        91.7%                             $286
                                                  ---------- ------------  ------------                       ---------
                                                  ---------- ------------  ------------                       ---------

------------------------------
(1) The land underlying seventeen of the Centers is owned entirely by the Company or, in the case of jointly-owned Centers, the property partnership in fee. All or part of the land underlying the remaining Centers is owned by third parties and leased to the Company or property partnership pursuant to long-term ground leases. Under the terms of a typical ground lease, the Company or property partnership pays rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. In some cases, the Company or property partnership has an option or right of first refusal to purchase the land. The termination dates of the ground leases range from 2014 to 2080.

(2) Includes GLA attributable to Anchors (whether owned or leased) and Mall and Freestanding Stores as of December 31, 1995.

(3) Sales are based on reports by retailers leasing Mall and Freestanding Stores for the year ending December 31, 1995 for tenants which have occupied such stores for a minimum of twelve months. Consistent with industry practices, sales per square foot are based on gross leased and occupied area, excluding theaters, and are not based on GLA.

(4) Portions of the land on which the Center is situated are subject to one or more ground leases.

(5) Sears has entered into a ground lease with the Company for building a department store at Chesterfield Towne Center which opened in April, 1996.

(6) At Parklane Mall, Gottschalks opened a 130,000 square foot department store on March 25, 1996. Also at Parklane Mall, Federated has closed the Weinstocks store and the Company acquired their leasehold interest and is currently negotiating with replacement tenants.

(7) Federated Department Stores, Inc. merged with Broadway Stores, Inc. in November, 1995. Federated owns the Broadway Store at Panorama, but has ceased operations. They are currently negotiating to sell their building.

(8) Villa Marina was originally built in 1972. Approximately 202,510 square feet were developed in 1990.

(9) Federated Department Stores, Inc. converted the Emporium Store to a Macy's in March 1996.

    MORTGAGE AND OTHER DEBT

    The following table sets forth certain information regarding the mortgages encumbering the Centers, including the Joint Venture Centers. All mortgage indebtedness is nonrecourse to the Company. The information set forth below is as of June 30, 1996, except as otherwise indicated.

                                                  CARRYING AMOUNT OF
                                                   NOTES (IN 000'S)
                                                ----------------------
                                                         1996
                                                ----------------------                    PAYMENT
                                                              RELATED     INTEREST       TERMS (IN         MATURITY
PROPERTY PLEDGED AS COLLATERAL                    OTHER        PARTY        RATE           000'S)            DATE
---------------------------------------------   ---------    ---------    ---------    --------------     ----------
Capitola Mall................................      --        $  38,116      9.25%                316(f)        2001
Chesterfield.................................   $   3,484       --          8.54%                 31(j)        1999
Chesterfield Towne Center....................      59,285       --          8.75%                475(h)        2024
Chesterfield Towne Center....................       5,326       --          9.38%                 43(h)        2024
Chesterfield Towne Center....................       1,930       --          8.88%                 16(h)        2024
Crossroads Mall (a)..........................      --           36,267      7.08%                244(f)        2010
Greeley Mall.................................      18,841       --          8.50%                   (i)        2003
Holiday Village Mall.........................          34       --          5.50%                  7(f)        1996
Holiday Village Mall.........................      --           17,000      6.75%      interest only           2001
Lakewood Mall (c)............................     127,000       --          7.20%      interest only           2005
Northgate Mall...............................      --           25,000      6.75%      interest only           2001
Parklane Mall................................      --           20,000      6.75%      interest only           2001
Queens Center................................      54,900       --              (d)                 (d)        1999
Queens Center................................      10,200       --              (e)                 (e)        1999
Salisbury/Crossroads -- OK/Greentree (b).....     117,700       --          7.22%      interest only(b)        2004
Valley View Mall (l).........................      60,000       --              (l)    interest only           2006
Villa Marina Marketplace.....................      22,088       --          6.35%                173           1997
                                                ---------    ---------
Sub-Total....................................     480,788      136,383
Less interest rate arrangements (g)..........         301       --
                                                ---------    ---------
Total........................................   $ 480,487    $ 136,383
                                                ---------    ---------
                                                ---------    ---------
Bank notes payable (k).......................   $  38,500       --          8.25%                   (k)        1997
                                                ---------    ---------
                                                ---------    ---------
Weighted average interest rate at June 30,
 1996........................................                               7.42%

------------------------------
(All numbers below are in thousands, unless otherwise indicated).
(a) There is a discount on this note which is being amortized over the life of the loan using the effective interest method. At June 30, 1996 and December 31, 1995 the unamortized discount was $480 and $496, respectively.

(b) On April 16, 1996 this loan replaced the previous loans on Salisbury, Greentree and Crossroads-Oklahoma. The loan is secured by all three properties. The initial loan amount was increased to $103,300. The average interest rate on $103,300 is 7.11% and the maturity is March, 2004. An additional $14,400 was issued on October 19, 1996 at an interest rate of 8.0% with the same maturity date.

(c) The loan indenture requires the Company to deposit all cash flow from the property operations with a trustee to meet its obligations under the Notes. Cash in excess of the required amount, as defined, is released. Included in cash and cash equivalents is $750 of restricted cash deposited with the trustee at June 30, 1996.

(d) This loan bears interest at LIBOR plus .90%. LIBOR was 5.56% at June 30, 1996. Principal payments of $1,800 are due in 1996, $1,600 in 1997 and $1,400 in 1998. There is an interest rate ceiling on this debt of 7.25% for 1996, 7.875% for 1997 and 8.5% from January 1, 1998 to June 30, 1999. The estimated value of this interest rate cap was $420 at June 30, 1996.

(e) This loan bears interest at LIBOR plus 2.22%. Interest only is payable monthly. There is an interest rate cap that provides for an interest rate ceiling of 8% through March, 1999. This interest rate cap had an estimated market value of $840 at June 30, 1996.

(f) This represents the monthly payment of principal and interest.

(g) Represents the unamortized cost of interest rate arrangements at Crossroads Mall. The estimated market value of these arrangements is $300 at June 30, 1996.

(h) This amount represents the monthly payment of principal and interest. In addition, contingent interest, as defined in the loan agreement, may be due to the extent that 35% of the amount by which the property's gross receipts (as defined in the loan agreement) exceeds a base amount specified therein. Contingent interest expense recognized by the Company was $153 at June 30, 1996.

(i) Interest was only payable through March, 1996. Thereafter monthly payments total $187 until maturity at which time the balance is due in full.

(j)  Represents the monthly payment of principal and interest.

(k) Represents borrowings under the Company's unsecured working capital line of credit. The total amount of the line is $60,000 and the interest is LIBOR plus 1.75% or the prime rate. The balance reflected above is as of October 30, 1996. The Company plans on repaying this debt with the proceeds from the Offering.

(l) This debt was incurred on October 21, 1996. The interest rate on this debt is LIBOR +1.50%. The Company intends to pay off this debt with proceeds from the Offering. The Company has the right, subject to certain restrictions, to borrow up to $60,000 after the debt has been repaid.

    Certain mortgage loan agreements contain a prepayment penalty provision for the early extinguishment of the debt.

    The market value of notes payable at June 30, 1996 is estimated to be approximately $573,000, based on current interest rates for comparable loans.

    The Company also has a $60 million unsecured working capital line of credit with a financial institution which bears interest at approximately LIBOR plus 1.75% or the institution's prime rate. As of October 30, 1996, the Company had borrowed $38.5 million under this credit facility and plans to retire this outstanding indebtedness with the proceeds from this Offering.

    On a pro forma basis as of June 30, 1996, after giving effect to the purchase of Valley View, the debt incurred to acquire Valley View and the Offering and the application of the net proceeds of the Offering as described in "Use of Proceeds," the consolidated total indebtedness of the Company (including its pro rata share of joint venture debt) would be $557.2 million. This equates to a pro forma debt to Total Market Capitalization rate of 41% based on a share price of $22. Total Market Capitalization means the sum of (i) the aggregate market value of the outstanding equity shares, assuming full redemption of OP Units for shares of Common Stock, plus (ii) the total debt of the Operating Partnership including a pro rata share of the debt of the Joint Venture Centers. As of June 30, 1996, the Company's debt to Total Market Capitalization rate was 46.7%. After giving effect to the Offering and the anticipated use of the net proceeds therefrom, $65.2 million or 12% of the Company's outstanding indebtedness will represent floating rate indebtedness. The weighted average term to maturity of such outstanding mortgage indebtedness will be 8.9 years and the earliest maturity date will be January 29, 1997. See "Use of Proceeds."

                                  UNDERWRITING

    Subject to the terms and conditions contained in the underwriting agreement between Lehman Brothers Inc. (the "Underwriter") and the Company (the "Underwriting Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 5,000,000 shares of Common Stock.

    The Underwriting Agreement provides that the Underwriter's obligation to purchase the shares of Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any are purchased.

    The Underwriter has advised the Company that it proposes to offer the shares of Common Stock offered hereby for sale, from time to time, to purchasers directly or through agents, or through brokers in brokerage transactions on the NYSE, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Brokers, dealers, agents and underwriters that participate in the distribution of the shares of Common Stock offered hereby may be deemed to be underwriters under the Securities Act of 1933. Those who act as underwriter, broker, dealer or agent in connection with the sale of the shares of Common Stock offered hereby will be selected by the Underwriter and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

    The Company has granted to the Underwriter an option to purchase up to an additional 750,000 shares of Common Stock at a purchase price of $21.25 per share, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement.

    The Company has agreed that it will not, without the Underwriter's prior written consent, offer for sale, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (other than shares issuable pursuant to the Company's employee benefit and director plans or to redeem OP Units) or any securities convertible or exchangeable into Common Stock or sell or grant options, rights or warrants with respect to any shares of Common Stock (other than the grant of options to purchase up to an aggregate of 2,000,000 shares of Common Stock pursuant to the Company's employee benefit and director plans or additional OP Units in connection with the acquisition of properties), for a period of 90 days after the date of this Prospectus Supplement.

    The Underwriter provided a $60.0 million first mortgage loan secured by Valley View in connection with the property's acquisition.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriter may be required to make in respect thereof.

    The Common Stock is listed on the New York Stock Exchange under the trading symbol "MAC."

                                 LEGAL MATTERS

    The validity of the Shares will be passed upon for the Company by O'Melveny & Myers LLP and certain legal matters will be passed upon for the Underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. O'Melveny & Myers LLP and Skadden, Arps, Slate, Meagher & Flom LLP will rely as to certain matters of Maryland law on the opinion of Ballard Spahr Andrews & Ingersoll.

                                    EXPERTS

    The financial statements and financial statement schedule included in the Company's Annual Report on Form 10-K incorporated by reference in this Prospectus Supplement, to the extent and for the periods indicated in their report, have been audited by Coopers & Lybrand L.L.P., independent accountants, and included herein in reliance upon the authority of those experts in giving their report.

PROSPECTUS

                                  $250,000,000

                                MACERICH COMPANY

                                   SECURITIES

    The Macerich Company (the "Company") may offer from time to time, in one or more series, shares of its Common Stock, $.01 par value (the "Common Stock"), warrants to purchase Common Stock (the "Securities Warrants") and rights to purchase Common Stock (the "Rights"). The Common Stock, the Securities Warrants and the Rights are collectively referred to herein as the "Securities." Securities will have a maximum aggregate offering price of $250,000,000 and will be offered on terms to be determined at the time of the offering.

    In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in the accompanying Prospectus Supplement. In the case of Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, will be set forth in the accompanying Prospectus Supplement. In the case of the Rights, the duration, exercise price and transferability, if applicable, will be set forth in the accompanying Prospectus Supplement. In addition, such specific terms of the Securities may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability.

    Securities may be sold directly, through agents from time to time or through underwriters and/or dealers. If any agent of the Company or any underwriter is involved in the sale of the Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities. See "Plan of Distribution." The applicable Prospectus Supplement will also contain information, when applicable, about certain United State federal income tax considerations relating to the Securities covered by such Prospectus Supplement.

    SEE "RISK FACTORS" AT PAGE 3 OF THIS PROSPECTUS FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SECURITIES.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                             REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
          ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

December 29, 1995

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended, and reference is hereby made to such Registration Statement, including the exhibits thereto.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    There are incorporated herein by reference the following documents of the Company filed with the Commission: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (2) Quarterly Report on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, as amended and September 30, 1995; (3) Current Report on Form 8-K, event date May 30, 1995, July 28, 1995, August 15, 1995, October 13, 1995 and December 28, 1995; (4) the description of the Company's Common Stock contained in the Company's registration statement filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description; and (5) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial holder, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all the foregoing documents incorporated by reference herein, including exhibits specifically incorporated by reference in such documents but excluding all other exhibits to such documents. Requests should be made to the Corporate Secretary of the Company at 233 Wilshire Boulevard, No. 700, Santa Monica, California 90401, telephone number (310) 394-6911.

    AS USED HEREIN, THE TERM "COMPANY" INCLUDES THE MACERICH PARTNERSHIP, L.P., A DELAWARE LIMITED PARTNERSHIP, MACERICH PROPERTY MANAGEMENT COMPANY, A CALIFORNIA CORPORATION, AND MACERICH MANAGEMENT COMPANY, A CALIFORNIA CORPORATION, UNLESS THE CONTEXT OTHERWISE REQUIRES.

                                  THE COMPANY

    The Macerich Company is involved in the acquisition, ownership, redevelopment, management and leasing of regional and community shopping centers located throughout the United States. The Company is the sole general partner of, and owns a majority of the ownership interests in, The Macerich Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). The Operating Partnership owns or has an ownership interest in 17 regional shopping centers and 2 community shopping centers aggregating approximately 12.9 million square feet of gross leaseable area. The 19 regional and community shopping centers described above and any newly acquired shopping centers will be referred to hereinafter as the "Centers," unless the context otherwise requires. The Company is a self-administered and self-managed real estate investment trust ("REIT") and conducts all of its operations through the Operating Partnership and the Company's two management companies, Macerich Property Management Company, a California corporation, and Macerich Management Company, a California corporation, (collectively, the "Management Companies"). The Management Companies provide property management, leasing and other related services to the Company's properties. The Operating Partnership owns 100% of the outstanding non-voting preferred stock of each of the Management Companies. All of the outstanding voting common stock of each of the Management Companies is owned by certain executive officers and directors of the Company consisting of: Mace Siegel, Arthur M. Coppola, Dana K. Anderson and Edward C. Coppola (the "Principals").

    The Company was organized as a Maryland corporation in September 1993 and was formed to continue and expand the shopping center operations of the Principals and certain of their family members, relatives and business associates. The Company's principal executive offices are located at 233 Wilshire Boulevard, No. 700, Santa Monica, California 90401 and its telephone number is (310) 394-6911.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below before purchasing any Securities offered hereby. Any additional risk factors regarding an investment in the Securities will be set forth in the applicable Prospectus Supplement. See also "Description of Securities Warrants -- Certain Risk Considerations."

RISKS OF REAL ESTATE INVESTMENTS

    GENERAL FACTORS AFFECTING INVESTMENTS IN SHOPPING CENTERS;
COMPETITION. Real property investments are subject to varying degrees of risk that may affect the ability of the Centers to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to its stockholders. Income from shopping center properties may be adversely affected by a number of factors, including: the national economic climate; the regional economic climate (which may be adversely impacted by plant closings, industry slowdowns and other factors); local real estate conditions (such as an oversupply of or a reduction in demand for retail space); perceptions by retailers or shoppers of the safety, convenience and attractiveness of the shopping center; and increased costs of maintenance, insurance and operations (including real estate taxes). In addition, investments in shopping centers and other real estate are relatively illiquid. If the Centers were liquidated in the current real estate market, the proceeds to the Company might be less than the Company's total investment in the Centers. There are numerous shopping facilities that compete with the Centers in attracting tenants to lease space, and an increasing number of new retail formats other than retail shopping centers that compete with the Centers for retail sales. Increased competition could adversely affect the Company's revenues. Income from shopping center properties and shopping center values are also affected by such factors as applicable laws and regulations, including tax and zoning laws, interest rate levels and the availability of financing.

    DEPENDENCE ON TENANTS. The Company's revenues and funds available for distribution would be adversely affected if a significant number of the Company's lessees were unable to meet their obligations, if the Company were unable to lease a significant amount of space in the Centers on economically favorable terms, or if for any other reason, the Company were unable to collect a significant amount of rental payments. A decision by a department store or other large retail store tenant (an "Anchor") to cease operations at a Center could also have an adverse effect on the Company. The closing of an Anchor could, under certain circumstances, allow certain other Anchors to terminate their leases or cease operating their stores at the Center. In addition, mergers, acquisitions, consolidations or dispositions in the retail industry could result in the loss of tenants at one or more Centers. Furthermore, if the store sales of retailers operating in the Centers were to decline sufficiently, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of a default by a lessee, the Center may experience delays and costs in enforcing its rights as lessor. See "Risk Factors -- Bankruptcy of Anchors, Mall Stores and Freestanding Stores."

    RISKS OF MANAGEMENT AND LEASING BUSINESS. Each of the Management Companies is subject to the risks associated with the property management and leasing business. These risks include the risks that management and leasing contracts with third-party owners will be lost to competitors, that contracts will not be renewed on terms consistent with current terms, and that leasing activity generally may decline. Most of the third party management contracts can be terminated on 30 to 60 days notice by third parties. Additionally, the compensation of the Management Companies is tied to various revenues under virtually all of the property management agreements with third-party owners.

CONFLICTS OF INTEREST

    MANAGEMENT COMPANIES

    The management, leasing and redevelopment business of the Company is carried on through the Management Companies because income from management, leasing and redevelopment might jeopardize the Company's status as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") if such operations were carried on directly by the Operating Partnership. The Principals own 100% of the outstanding voting common stock of each of the Management Companies, and the Operating Partnership owns 100% of the outstanding non-voting preferred stock of each of such entities. As the holder of 100% of the preferred stock, the Operating Partnership has the right to receive 95% of the net cash flow of each of the Management Companies. However, since each of the Management Companies is an operating company and not a passive entity, the Company's investment in the Management Companies, through non-voting preferred stock, is subject to the risk that the Principals might have interests that are inconsistent with the interests of the Company.

    The Management Companies have entered into management agreements ("Management Agreements") with the Operating Partnership and each of the property partnerships that own title to certain of the Centers (the "Property Partnerships") providing for the continued day-to-day property management of the Centers. The Operating Partnership or the applicable Property Partnership will have the right to terminate any Management Agreement at any time. The terms of certain of the Management Agreements have not been negotiated on an arm's-length basis. However, the Company believes the terms of the Management Agreements are fair to the Company and are similar to the terms of Management Agreements that the Management Companies have recently entered into with unaffiliated owners of shopping centers. The Principals have a conflict of interest with respect to their obligations as executive officers and directors of the Company, which through the Operating Partnership will be required to enforce the terms of the Management Agreements with the Management Companies. The failure to enforce the material terms of those agreements could have an adverse effect on the Company.

    The Management Companies also provide management, leasing, construction and redevelopment services for shopping centers owned by third parties who are unaffiliated with the Company. In addition, the Management Companies may from time to time agree to manage additional shopping centers that might compete with the Centers.

    TAX CONSEQUENCES OF SALE OF CERTAIN CENTERS

    The sale of certain of the Centers will cause adverse tax consequences to the Principals. As a result, the Principals might not favor a sale of these Centers even though such a sale could be beneficial to other stockholders of the Company. See "Federal Income Tax Considerations -- Tax Aspects of the Company's Investments in Partnerships."

    REQUIRED CONSENT OF LIMITED PARTNERS OF OPERATING PARTNERSHIP FOR CERTAIN TRANSACTIONS

    The partnership agreement of the Operating Partnership (the "Partnership Agreement") provides that a decision to merge the Operating Partnership, sell all or substantially all of its assets or liquidate must be approved by the holders of 75% of the limited partnership interests in the Operating Partnership ("OP Units"). Since the Company owns only approximately 62% of the OP Units, the concurrence of at least some of the other holders of OP Units (the "Participants") would be required to approve any such transaction.

    PRINCIPAL GUARANTEES

    The Principals have guaranteed mortgage loans encumbering the Centers. The aggregate principal amount of such loans is $23.75 million, and the aggregate principal amount guaranteed by the Principals is approximately $15.01 million. The existence of such guarantees could result in the Principals having interests that are inconsistent with the interests of the Company.

NO LIMITATION ON DEBT

    The Company has adopted a policy of limiting the incurrence of debt to 50% of Total Market Capitalization. "Total Market Capitalization" means the sum of
(i) the aggregate market value of the outstanding equity shares, assuming full redemption of OP Units for shares of Common Stock, plus (ii) the total debt of the Operating Partnership including a pro rata share of the debt of jointly owned Centers. The organizational documents of the Company and its subsidiaries, however, do not limit the amount or percentage of indebtedness that they may incur. Accordingly, the Board of Directors of the Company could alter or eliminate this current policy with respect to borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increased risk of default on the obligations of the Company and an increase in debt service requirements that could adversely affect the financial condition and results of operations of the Company.

ABILITY TO CHANGE POLICIES OF THE COMPANY

    The investment and financing policies of the Company and its policies with respect to certain other activities, including its growth, debt capitalization, distributions, REIT status and operating policies, will be determined by the Board of Directors. The Board of Directors has no present intention to amend or revise these policies. However, the Board of Directors may do so at any time without a vote of the Company's stockholders. A change in these policies could adversely affect the Company's financial condition or results of operations. See "Risk Factors -- No Limitation on Debt."

INABILITY TO QUALIFY AS A REIT

    The Company believes that it has operated so as to qualify as a REIT under the Code and intends to operate to remain so qualified. No assurance, however, can be given that the Company has qualified or will be able to remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code (the "Treasury Regulations") is greater in the case of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. See also "Risk Factors -- Outside Partners in Joint Venture Centers." In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. See "Federal Income Tax Considerations."

    If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, net income and the funds available for distribution to the Company's stockholders would be reduced for each of the years involved. Although the Company currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company's Board of Directors to revoke the REIT election. See "Federal Income Tax Considerations."

FAILURE OF THE OPERATING PARTNERSHIP OR A PROPERTY PARTNERSHIP TO QUALIFY AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES

    The Company believes that the Operating Partnership and each of the Property Partnerships are properly treated as partnerships for federal income tax purposes. If the Internal Revenue Service ("IRS") were to successfully challenge the tax status of the Operating Partnership or any Property Partnership as a partnership for federal income tax purposes, the Operating Partnership or the affected Property Partnership would be taxable as a corporation. In such event, the character of the Company's assets and income would change, which would preclude the Company from qualifying as a REIT. The imposition of a corporate tax on the Operating Partnership or any of the Property Partnerships would reduce the amount of the funds available for distribution to the Company and its stockholders. See "Federal Income Tax Considerations -- Tax Aspects of the Company's Investments in Partnerships."

RISKS OF DEBT FINANCING

    The Company is subject to the risks associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. The Company's outstanding indebtedness is the obligation of the Operating Partnership and certain Property Partnerships that hold the Centers and is nonrecourse to the Company. Any outstanding indebtedness under the Company's working capital credit facility will be the obligation of the Company. A majority of the Centers are mortgaged to secure payment of this indebtedness, and if the mortgage payments cannot be made, a loss could be sustained as a result of foreclosure by the mortgagee. The Company's current indebtedness bears interest at fixed rates. For future financings, the Company will seek the most attractive financing arrangements available at the time, which may involve either fixed or floating interest rates. To the extent floating interest rates are utilized, increases in these interest rates could adversely affect the Company's funds from operations available for distribution and its ability to meet its debt service. Consideration will be given to acquiring interest rate caps or entering into other interest rate protection agreements if appropriate with respect to future floating-rate indebtedness to reduce exposure to interest rate increases on such debt.

    The Company is obligated to make balloon payments of principal under mortgages on certain of the Centers. Although the Company anticipates that it will be able to refinance such indebtedness, or otherwise obtain funds by selling assets or by raising equity, there can be no assurance that it will be able to do so. In addition, interest rates on, and other terms of, any debt issued to refinance such mortgage debt may be less favorable than the terms of the current mortgage debt.

    To obtain the favorable tax treatment associated with qualifying as a REIT under the Code, the Company generally is required each year to distribute to its stockholders at least 95% of its net taxable income. See "Federal Income Tax Considerations -- Taxation of the Company." The Company could be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if management believed that then prevailing market conditions were not generally favorable for such actions.

OUTSIDE PARTNERS IN JOINT VENTURE CENTERS

    The Company owns partial interests in Property Partnerships holding four of the Centers (the "Joint Venture Centers"). The Company owns a 50% managing general partnership interest in Property Partnerships that own three of the Joint Venture Centers and a 19% non-managing general partnership interest in the Property Partnership that holds the remaining Joint Venture Center. Such investments involve risks not otherwise present with respect to wholly-owned Centers.

    The Company may have certain fiduciary responsibilities to its partners which it will need to consider when making decisions that affect the Joint Venture Centers. The Company does not have sole control of certain major decisions relating to the Joint Venture Centers, including certain decisions with respect to sales, refinancings and the timing and amount of additional capital contributions thereto. Under certain circumstances, such as the Operating Partnership's failure to contribute its share of additional capital needed by the Property Partnerships, or defaults by the Operating Partnership under a partnership agreement for a Property Partnership or other agreements relating to the Property Partnerships or the Joint Venture Centers, the Company may lose its management rights relating to the Joint Venture Centers. In addition, with respect to one Joint Venture Center, the Company does not have day-to-day operational control, nor is it able to control cash distributions therefrom that may jeopardize its ability to maintain its qualification as a REIT. These limitations may result in decisions by third parties with respect to such Joint Venture Centers that do not fully reflect the interests of the Company at such time, including decisions relating to the standards that the Company is required to satisfy in order to maintain its status as a REIT under the Code.

BANKRUPTCY OF RETAIL STORES

    Over the past six years, two department store companies operating a total of five of the current Anchors at the Centers have filed for bankruptcy under the U.S. Bankruptcy Code. All of these stores are still operating and are meeting their current economic obligations to the Centers. The bankruptcy of an Anchor, if followed by its closing or by its sale to a less desirable retailer, could adversely affect customer traffic in a Center and thereby reduce the income generated by that Center. Furthermore, the closing of an Anchor could, under certain circumstances, allow certain other Anchors to terminate their leases or cease operating their stores at the Center or otherwise adversely affect occupancy at the Center. Retail stores at the Centers other than Anchors may also seek the protection of the bankruptcy laws, which could result in the termination of such tenants' leases and thus cause a reduction in the cash flow generated by the Centers.

POSSIBLE ENVIRONMENTAL LIABILITIES

    Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate such property, may adversely affect the owner's or operator's ability to sell such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to such materials. In connection with its ownership and operation of the Centers, the Company may be potentially liable under such laws and may incur costs in responding to such liabilities.

OWNERSHIP AND GOVERNANCE OF THE COMPANY AND THE OPERATING PARTNERSHIP

    Under the Partnership Agreement, the Company, as the sole general partner of the Operating Partnership, is responsible for the management of the Operating Partnership's business and affairs. Through their ownership interests in the Company and the Operating Partnership, the Principals (together with certain family members) beneficially own approximately 22% of the OP Units. Moreover, each of the Principals serves as an executive officer of the Company and as a member of the Company's Board of Directors on a staggered basis. Accordingly, the Principals have substantial influence over the management of the Company and the Operating Partnership. See also "Risk Factors -- Conflicts of Interest."

OWNERSHIP LIMIT; CERTAIN ANTI-TAKEOVER PROVISIONS

    In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding capital stock may (after taking into account options to acquire shares) be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). The charter of the Company restricts ownership of more than 5% (the "Ownership Limit") of the capital stock by any single stockholder (with limited exceptions for certain Participants (and their respective families and affiliated entities), including all four Principals). In addition to preserving the Company's status as a REIT, the Ownership Limit may (i) have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors of the Company even if a change in control were in the interest of stockholders and (ii) limit the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor were attempting to assemble a block of Common Stock in excess of the Ownership Limit or otherwise effect a change in control of the Company. The Board of Directors of the Company, in its sole discretion, may waive the Ownership Limit with respect to other stockholders if it is satisfied that ownership in excess of this limit will not jeopardize the Company's status as a REIT. See "Restrictions on Transfer" for additional information regarding the Ownership Limit.

    Certain other provisions of the Company's charter and bylaws may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company that some, or a majority, of the holders of Common Stock might believe to be in their best interest or that could give the stockholders the opportunity to realize a premium over the then-prevailing market prices. The provisions include a staggered board of directors, advance notice requirements for stockholder nominations of directors and stockholder proposals, the authority of the directors to consider a variety of factors (other than maximizing stockholder value) with respect to a proposed business combination or other transaction, the authority of the directors to issue one or more series of preferred stock and the authority to create and issue rights entitling the holders thereof to purchase from the Company shares of capital stock or other securities or property.

UNINSURED LOSS

    The Company carries comprehensive liability, fire, extended coverage and rental loss insurance covering all of the Centers (except West Acres Center), with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (such as from wars) that are not generally insured because they are either uninsurable or not economically insurable. In addition, while the Company carries earthquake insurance on the Centers located in California, such policies are subject to a deductible equal to 5% of the total insured value of each Center, a $500,000 per occurrence minimum and a combined annual aggregate loss limit of $50 million on these Centers. Furthermore, the Company has elected to carry title insurance on each Center for less than its full value. Should an uninsured loss or a loss in excess of insured limits occur, the owner of the Center could lose its capital invested in the Center, as well as the anticipated future revenue from the Center, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Center. Any such loss would adversely affect the Company. Moreover, as the general partner of the Operating Partnership and each of the Property Partnerships, the Company will generally be liable for any of their unsatisfied obligations other than non-recourse obligations. The Company's management believes that the Centers are adequately insured in accordance with industry standards.

                                USE OF PROCEEDS

    The Company is required by the terms of the Partnership Agreement to invest, contribute or otherwise transfer the net proceeds of any sale of Securities to the Operating Partnership in exchange for securities of the Operating Partnership equivalent to the Securities offered hereby. Except as otherwise provided in the applicable Prospectus Supplement, the Operating Partnership intends to use any such net proceeds for working capital and general business purposes, which may include the reduction of outstanding indebtedness, the financing of future acquisitions and the improvement of certain properties in the Operating Partnership's portfolio. Pending the use thereof, the Operating Partnership intends to invest any net proceeds in short-term, interest-bearing securities.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The total number of shares of all classes of stock that the Company has authority to issue is 220,000,000, initially consisting of 10,000,000 shares of preferred stock, par value $.01 per share ("preferred stock of the Company"), 100,000,000 shares of Common Stock, par value $.01 per share and 110,000,000 shares of excess stock, par value $.01 per share (the "Excess Shares"). The Company's Articles of Amendment and Restatement, as amended by the articles supplementary filed with the Maryland State Department of Assessments and Taxation on May 30, 1995 (collectively, the "Articles") provide that the Board of Directors of the Company (as used herein the term "Board of Directors of the Company" includes any duly authorized committee thereof) may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of stock. The terms of any capital stock classified or reclassified by the Board of Directors pursuant to the Articles shall be set forth in Articles Supplementary filed with the Maryland State Department of Assessments and Taxation prior to the issuance of any such capital stock.

RIGHTS OF HOLDERS OF COMMON STOCK

    Subject to the provisions of the Articles regarding Excess Shares, the holders of the outstanding shares of Common Stock have full voting rights, one vote for each share held of record. Subject to the provisions of the Articles regarding Excess Shares and the rights of holders of preferred stock of the Company, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. Upon liquidation, dissolution, or winding up of the Company (but subject to the provisions of the Articles and the rights of holders of preferred stock of the Company), the assets legally available for distribution to holders of Common Stock shall be distributed ratably among such holders. Holders of Common Stock have no preemptive or other subscription or conversion rights, and no liability for further calls upon shares. The Common Stock is not subject to assessment.

    The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York.

                       DESCRIPTION OF SECURITIES WARRANTS

    The Company may issue Securities Warrants for the purchase of Common Stock. Securities Warrants may be issued independently or together with Common Stock offered by any Prospectus Supplement and may be attached to or separate from such Common Stock. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as Securities Warrant agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant agent will act solely as an agent of the Company in connection with the Securities Warrant certificates relating to the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant certificates or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreements and Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrant certificates relating to each series of Security Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Security Warrants.

GENERAL

    The applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities warrants and the exercise price; (iii) the number of such Securities Warrants being offered; (iv) the date, if any, on and after which such Securities Warrants and the Common Stock will be transferable separately; (v) the date on which the right to exercise such Securities Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (vi) any material United States federal income tax consequences; (vii) the terms, if any, on which the Company may accelerate the date by which the Securities Warrants must be exercised; and (viii) any other terms of such Securities Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Securities Warrants. Securities Warrants for the purchase of Common Stock will be offered and exercisable for United States dollars only and will be in registered form only.

    Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrants, holders of such Securities Warrants will not have any rights of holders of such Common Stock, including the right to receive payments of dividends, if any, on such Common Stock, or to exercise any applicable right to vote.

CERTAIN RISK CONSIDERATIONS

    Any Securities Warrants issued by the Company will involve a certain degree of risk, including risks arising from fluctuations in the price of the underlying securities and general risks applicable to the stock market (or markets) on which the underlying securities are traded.

    Prospective purchasers of the Securities Warrants should recognize that the Securities Warrants may expire worthless and, thus, purchasers should be prepared to sustain a total loss of the purchase price of their Securities Warrants. This risk reflects the nature of a Securities Warrant as an asset which, other factors held constant, tends to decline in value over time and which may, depending on the price of the underlying Securities, become worthless when it expires. The trading price of a Securities Warrant at any time is expected to increase if the price or, if applicable, dividend rate on the underlying Securities, increases. Conversely, the trading price of a Securities Warrant is expected to decrease as the time remaining to expiration of the Securities Warrant decreases and as the price or, if applicable, dividend rate on the underlying Securities, decreases. Assuming all other factors are held constant, the more a Securities Warrant is "out-of-the-money" (i.e., the more the exercise price exceeds the price of the underlying Securities and the shorter its remaining term to expiration), the greater the risk that a purchaser of the Securities Warrant will lose all or part of his or her investment. If the price of the underlying Securities does not rise before the Securities Warrant expires to an extent sufficient to cover a purchaser's cost of the Securities Warrant, the purchaser will lose all or part of his or her investment in such Securities Warrant upon expiration.

    In addition, prospective purchasers of the Securities Warrants should be experienced with respect to options and option transactions and understand the risks associated with options and should reach an investment decision only after careful consideration, with their financial advisers, of the suitability of the Securities Warrants in light of their particular financial circumstances and the information discussed herein and, if applicable, the Prospectus Supplement. Before purchasing, exercising or selling any Securities Warrants, prospective purchasers and holders of Securities Warrants should carefully consider, among other things, (i) the trading price of the Securities Warrants, (ii) the price of the underlying Securities at such time, (iii) the time remaining to expiration and (iv) any related transaction costs. Some of the factors referred to above are in turn influenced by various political, economic and other factors that can affect the trading price of the underlying Securities and should be carefully considered prior to making any investment decisions.

    Purchasers of the Securities Warrants should further consider that the initial offering price of the Securities Warrants may be in excess of the price that a purchaser of options might pay for a comparable option in a private, less liquid transaction. In addition, it is not possible to predict the price at which the Securities Warrants will trade in the secondary market or whether any such market will be liquid. The Company may, but is not obligated to, file an application to list any Securities Warrants issued on a United States national securities exchange. To the extent that any Securities Warrants are exercised, the number of Securities Warrants outstanding will decrease, which may result in a lessening of the liquidity of the Securities Warrants. Finally, the Securities Warrants will constitute direct, unconditional and unsecured obligations of the Company and as such will be subject to any changes in the perceived creditworthiness of the Company.

EXERCISE OF SECURITIES WARRANTS

    Each Securities Warrant will entitle the holder thereof to purchase such number of shares of Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

    Securities Warrants may be exercised by delivering to the Securities Warrant agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Common Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO SECURITIES WARRANT AGREEMENTS

    The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

COMMON STOCK WARRANT ADJUSTMENTS

    Unless otherwise specified in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in capital stock and stock splits, combinations or reclassifications of the Common Stock, (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Securities Warrant Agreement for such series of Common Stock Warrants), and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Stock) or of subscription rights and warrants (excluding those referred to above).

    No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

    Unless otherwise specified in the applicable Prospectus Supplement, in the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), (ii) sale, transfer, lease or conveyance of the assets of the Company substantially as an entirety or (iii) reclassification, capital reorganization or change of the Common Stock, then any holder of a Securities Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Securities Warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Securities Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Securities Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Securities Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.

                             DESCRIPTION OF RIGHTS

    The Company may issue Rights to its stockholders for the purchase of Common Stock. Each series of Rights will be issued under a separate rights agreement (a "Rights Agreement") to be entered into between the Company and a bank or trust company, as Rights agent, all as set forth in the Prospectus Supplement relating to the particular issue of Rights. The Rights agent will act solely as an agent of the Company in connection with the certificates relating to the Rights and will not assume any obligation or relationship of agency or trust for or with any holders of Rights certificates or beneficial owners of Rights. The Rights Agreement and the Rights certificates relating to each series of Rights will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Rights.

    The applicable Prospectus Supplement will describe the terms of the Rights to be issued, including the following where applicable: (i) the date for determining the stockholders entitled to the Rights distribution; (ii) the aggregate number of shares of Common Stock purchasable upon exercise of such Rights and the exercise price; (iii) the aggregate number of Rights being issued; (iv) the date, if any, on and after which such Rights may be transferable separately; (v) the date on which the right to exercise such Rights shall commence and the date on which such right shall expire; (vi) any material United States federal income tax consequences; and (vii) any other terms of such Rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of such Rights. Rights will be exercisable for United States dollars only and will be in registered form only.

                            RESTRICTIONS ON TRANSFER

    For the Company to qualify as a REIT under the Code, (i) not more than 50% in value of its outstanding capital stock (after taking into account options to acquire capital stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, (ii) capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and (iii) certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax Considerations -- Taxation of the Company" and "-- Requirements for Qualification"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Articles restrict the ownership and transfer of shares of the Company's capital stock.

    Subject to certain exceptions specified in the Articles, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% of the number or value of the issued and outstanding capital stock of the Company. The attribution of ownership provisions are complex and may cause capital stock owned directly or indirectly by a group of related individuals or entities to be deemed to be owned by one individual or entity. As a result, the acquisition of less than 5% in value or in number of capital stock (or the acquisition of an interest in an entity which owns capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to be deemed to own in excess of 5% in value or in number of the outstanding capital stock of the Company, and thus subject such capital stock to the Ownership Limit. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors is presented that such ownership will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The Company's Articles exclude from the Ownership Limit certain persons and their respective families and affiliates ("Excluded Participants") but provide that no Excluded Participant may own (directly or indirectly) more than a specified percentage of Common Stock as determined in accordance with the Articles (such Excluded Participant's "Percentage Limitation").

    The Company's Articles provide that any purported transfer or issuance of shares, or other event, that would (i) result in a person owning capital stock in excess of the Ownership Limit or the Percentage Limitation, as appropriate,
(ii) result in the shares of Common Stock and preferred stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) cause the Company to become "closely held" under Section 856(h) of the Code (determined without regard to Code Section 856(h)(2) and by deleting the words "the last half of" in the first sentence of Code Section 542(a)(2) in applying Code Section 856(h)) or (iv) result in the disqualification of the Company as a REIT (collectively, the "Prohibited Events"), that is not otherwise permitted as provided above, will be null and void AB INITIO as to the intended transferee or purported owner and the intended transferee or purported owner will acquire or retain no rights to, or economic interest in, those shares of capital stock.

ISSUANCE OF EXCESS SHARES

    The Articles provide that in the event of a purported transfer of capital stock or other event that would, if effective, result in a Prohibited Event, such capital stock will automatically be exchanged for Excess Shares, to the extent necessary to ensure that the purported transfer or other event does not result in the Prohibited Event. Outstanding Excess Shares will be held in trust. The trustee of such trust shall be appointed by the Company and shall be independent of the Company, any purported record or beneficial transferee and any beneficiary of such trust (the "Beneficiary"). The Beneficiary shall be one or more charitable organizations selected by the trustee.

    The Articles further provide that Excess Shares shall be entitled to the same dividends as the shares of capital stock exchanged for Excess Shares (the "Original Shares"). The trustee, as record holder of the Excess Shares, shall be entitled to receive all dividends and distributions in respect of such Excess Shares as may be authorized and declared by the Board of Directors and shall hold such dividends or distributions in trust for the benefit of the Beneficiary. The trustee shall also be entitled to cast all votes which holders of the Excess Shares are entitled to cast. Excess Shares in the hands of the trustee shall have the same voting rights as Original Shares. Upon the liquidation, dissolution or winding up of the Company, each Excess Share shall be entitled to receive ratably with each other share of capital stock of the same class or series as the Original Shares, the assets of the Company distributed to the holders of such class or series of capital stock. The trustee shall distribute to the purported transferee the amounts received upon such liquidation, dissolution, or winding up of the Company, but only up to the amount paid by such purported transferee, or the market price on the date of the purported transfer, if no consideration was paid by such transferee, for the Original Shares and subject to additional limitations and offsets set forth in the Articles.

    If, after the purported transfer or other event resulting in an exchange of capital stock for Excess Shares, dividends or distributions are paid with respect to the Original Shares, then such dividends or distributions are to be repaid to the trustee for the benefit of the Beneficiary. While Excess Shares are held in trust, Excess Shares may be transferred by the trustee only to a person whose ownership of the Original Shares will not result in a Prohibited Event. At the time of any permitted transfer, the Excess Shares will be automatically exchanged for the same number of shares of the same type and class as the Original Shares. The Articles contain provisions that prohibit the purported transferee of the Excess Shares from receiving in return for such transfer an amount that reflects any appreciation in the Original Shares during the period that such Excess Shares were outstanding. The Articles require any amount received by a purported transferee in excess of the amount permitted to be received to be paid to the Beneficiary.

    The Articles further provide that the Company may purchase, for a period of 90 days during the time the Excess Shares are held in trust, all or any portion of the Excess Shares at the lesser of the price paid for the capital stock by the purported transferee (or if no consideration was paid, fair market value at the time of such transaction) or the market price of such shares as determined in accordance with the Articles. The 90-day period begins on the date of the prohibited transfer if the purported transferee gives notice to the Board of Directors of the transfer or, if no such notice is given, the date the Board of Directors determines that a prohibited transfer has been made.

    The aforementioned provisions of the Articles will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Articles. Amendments to the Articles require the affirmative vote of at least 66 2/3% of the shares entitled to vote.

    All certificates representing shares of Common Stock issued after the date hereof will bear a legend referring to the restrictions described above.

    All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the outstanding capital stock must file an affidavit with the Company containing the information specified in the Articles within 30 days after January 1 of each year. In addition, certain significant stockholders shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

    Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell Securities in exchange for one or more of its outstanding issues of the Securities or other securities. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

    Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of the Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

                       FEDERAL INCOME TAX CONSIDERATIONS

    THE FOLLOWING SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY IS BASED ON CURRENT LAW AND DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SECURITIES IN LIGHT OF THEIR PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO CERTAIN TYPES OF SECURITIESHOLDERS (INCLUDING INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS OR BROKER-DEALERS, FOREIGN CORPORATIONS AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES) SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO HOLDERS OF THE SECURITIES WILL BE PROVIDED IN THE APPLICABLE PROSPECTUS SUPPLEMENT RELATING THERETO.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

    The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31,1994. The Company believes that it is organized and has operated in such a manner as to qualify for taxation as a REIT under the Code and intends to continue to operate in such a manner. No assurances, however, can be given that it has operated in a manner so as to qualify as a REIT or that it will continue to operate in such a manner in the future. Qualification and taxation as a REIT depends on the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While the Company intends to operate so that it qualifies as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances of the Company, no assurance can be given that the Company satisfies the REIT tests or will continue to do so. See "Failure to Qualify" below.

    The sections of the Code relating to qualification and operation as a REIT, and the federal income tax treatment of a REIT and its securityholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

TAXATION OF THE COMPANY

    In any year in which the Company qualifies as a REIT, in general, it will not be subject to federal income tax on that portion of its taxable income or capital gain which is distributed to stockholders. The Company will, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

    Notwithstanding its qualification as a REIT, the Company may also be subject to taxation in certain other circumstances. If the Company should fail to satisfy the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which the Company fails either the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. The Company will also be subject to a tax of 100% on net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property) and, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a default on indebtedness or a lease) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company may also be subject to the corporate "alternative minimum tax," on its items of tax preference, as well as tax in certain situations not presently contemplated. Each of the Management Companies is taxed on its income at regular corporate rates. The Company uses the calendar year for federal income tax purposes and for financial reporting purposes.

REQUIREMENTS FOR QUALIFICATION

    To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, discussed below, relating to the Company's organization, sources of income, nature of assets, and distributions of income to stockholders.

    ORGANIZATIONAL REQUIREMENTS. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Articles provide for restrictions regarding transfer of its capital stock, in order to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. Such transfer restrictions are described in "Restrictions on Transfer."

    GROSS INCOME TESTS. In order for the Company to maintain its qualification as a REIT, there are three requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property and from dividends, other types of interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

    In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for federal income tax purposes. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the Property Partnerships will be treated as assets, liabilities and items of income of the Company for purposes of applying the REIT requirements described herein.

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that the Company may directly perform certain services other than services which are not "usually or customarily rendered" in connection with the rental space for occupancy only and are considered "rendered to the occupant" of the property.

    The Management Companies (which will not satisfy the independent contractor standard) as manager for the Operating Partnership and Property Partnerships (other than West Acres Mall), will provide certain services with respect to the Centers (other than West Acres Mall) and any newly-acquired property of the Operating Partnership or a Property Partnership. The Company believes that all services provided by the Management Companies to the Operating Partnership or Property Partnerships will be of the type usually or customarily rendered in connection with the rental of space for occupancy only, and therefore, that the provision of such services will not cause the rents received with respect to the Centers or newly-acquired centers to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. If the Operating Partnership or a Property Partnership contemplates providing services in the future that reasonably might be expected not to meet the "usual or customary" standard, it will arrange to have such services provided by an independent contractor from which neither the Operating Partnership nor the Property Partnership receives any income.

    Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Operating Partnership and the Company believe that no asset owned by the Operating Partnership, the Property Partnerships or the Company is held for sale to customers and that sale of any Center and associated property will not be in the ordinary course of business of the Operating Partnership, the relevant Property Partnership or the Company. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and the Operating Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business."

    It is anticipated that, for purposes of the gross income tests, the Company's investment in the Centers through the Operating Partnership and Property Partnerships will in major part give rise to qualifying income in the form of rents and gains on the sales of Centers. Moreover, substantially all income derived from the Company from the Management Companies will be in the form of dividends on the stock of such entities owned by the Operating Partnership. Although such dividends will satisfy the 95%, but not the 75% gross income test (as discussed above), the Company anticipates that non-qualifying income on its investments (including such dividend income) will not result in the Company failing any of the three gross income tests.

    Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "Federal Income Tax Consideration -- Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess of 75% or 95% of the Company's gross income over the Company's qualifying income in the relevant category, whichever is greater, reduced by approximated expenses. There is no comparable relief provision which could mitigate the consequences of a failure to satisfy the 30% gross income limitation.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. The Company's investment in the Centers through its interests in the Operating Partnership and Property Partnerships will constitute qualified assets for purposes of the 75% asset test.

    The Operating Partnership owns 100% of the non-voting preferred stock of each of the Management Companies. By virtue of its partnership interest in the Operating Partnership, the Company will be deemed to own its pro rata share of the assets of the Operating Partnership, including the securities of such entities.

    Because the Operating Partnership will not own any of the voting securities of the entities that constitute the Management Companies, the 10% limitation on holdings of the voting securities of any one issuer will not be violated. In addition, based upon a comparison of the total estimated value of the securities of such entities to be owned by the Operating Partnership to the estimated value of the total assets to be owned by the Operating Partnership and the Company, the Company has represented that the Company's pro rata share of the value of the securities of each such entity has not exceeded, and is not expected to exceed in the future, 5% by value of the total assets owned by the Company. This 5% limitation must be satisfied not only on the date that the Company (directly or through the Operating Partnership) acquires securities of such entities, but also at the end of any quarter in which the Company so increases its interest in such entities or so acquires other property. In this respect, if any limited partner of the Operating Partnership exercises its rights to redeem OP Units and the Company satisfies the Operating Partnership's obligation upon such exercise with shares of Common Stock, the Company will thereby increase its proportionate (indirect) ownership interest in such entities, thus requiring the Company to meet the 5% test in any quarter in which such rights are exercised. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Management Companies.

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made and intends to make timely distributions sufficient to satisfy all annual distribution requirements.

    It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at the Company's taxable income. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. As such, the Company may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 95% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, the Company may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends. Any such borrowings for the purpose of making distributions to stockholders are required to be arranged through the Operating Partnership.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

    Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request certain information from its stockholders designed to disclose the actual ownership of its stock. The Company has complied and intends to continue to comply with such requirements.

FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

    TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the stockholder. In addition, any distribution declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

    In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

    BACKUP WITHHOLDING. The Company will report to its U.S. stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and when required, demonstrates this fact, or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their nonforeign status to the Company. See "Federal Income Tax Consideration -- Taxation of Stockholder Taxation of Foreign Stockholders."

    TREATMENT OF TAX-EXEMPT STOCKHOLDERS. Distributions from the Company to a tax-exempt employee pension trust or other domestic tax-exempt stockholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the stockholder has borrowed to acquire or carry the Common Stock. For taxable years beginning after December 31, 1993, however, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify for federal income tax purposes but for the application of a "look-through" exception to the "five or fewer" requirement applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either
(i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. A DE MINIMIS exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer" requirement without relying upon the "look-through" exception. The restrictions on ownership of the Common Stock in the Articles will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing the Common Stock, absent approval by the Board of Directors.

    TAXATION OF FOREIGN STOCKHOLDERS. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively. "Non-U.S. Stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

    Distributions that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless a applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Stockholders's conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of a stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

    For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Company as a capital gains dividend. This amount is creditable against the Non-U.S. Stockholder FIRPTA tax liability.

    Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled Company" defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled Company," and therefore the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the shares is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (in) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA the Non-U.S. Stockholder will be subject to the same treatment a U.S stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

    If the proceeds of a sale of shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-US. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if: (i) the payment is made through an office outside the U.S. of a broker that is: (a) a U.S. person; (b)a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or (c) a "controlled foreign corporation" for U.S. federal income tax purposes; and (ii) the broker fails to initiate documentary evidence that the shareholder is a Non-U.S. Stockholder and that certain conditions are met or that the Non-U.S. Stockholder otherwise is entitled to a exemption.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

    GENERAL. The Company holds direct or indirect interests in the Operating Partnership and the Property Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include its proportionate share of the foregoing items of the Partnerships for purposes of the various REIT income tests and in the computation of its REIT taxable income. See "Federal Income Tax Consideration -- Requirements for Qualification -- Gross Income Tests." Any resultant increase in the Company's REIT taxable income will increase its distribution requirements (see "Federal Income Tax Consideration -- Requirements or Qualification -- Annual Distribution Requirements"), but will not be subject to federal income tax in the hands of the Company provided that such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "Federal Income Tax Consideration -- Requirements for Qualification -- Asset Tests"), the Company will include its proportionate share of assets held by the Partnerships.

    ENTITY CLASSIFICATION. The Company's interests in the Partnerships involve special tax considerations, including the possibility of a challenge by the IRS of the status of the Partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes. If any of the Partnerships were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the asset tests and possibly the income tests (see "Federal Income Tax Consideration -- Requirements for Qualification -- Asset Tests" and "Gross Income Tests"), and in turn would prevent the Company from qualifying as a REIT. See "Federal Income Tax Consideration -- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. The Company believes each of the Partnerships will be treated for federal income tax purposes as a partnership (and not an association taxable as a corporation). No assurance can be given that the IRS will not challenge the tax status of the Partnerships or that administrative or judicial changes would not modify the partnership status of each of the Partnerships.

    TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed principally by way of contributions of appreciated property. Consequently, the Partnership Agreement requires such allocation to be made in a manner consistent with Section 704(c) of the Code.

    In general, the limited partners of the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Partnerships of the contributed assets. This will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) do not always rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Under the applicable Treasury Regulations, such special allocations of income and gain and depreciation deductions must be made on a property-by-property basis. Depreciation deductions resulting from the carryover basis of a contributed property are used to eliminate the Book-Tax Difference by allocating such deductions to the non-contributing partners (i.e., the REIT and the other non-contributing partners) up to the amount of their share of book depreciation. Any remaining tax depreciation for the contributed property would be allocated to the partners that contributed the property. The Operating Partnership intends to elect the traditional method of rectifying the Book-Tax Difference under the applicable Treasury Regulations, pursuant to which, if depreciation deductions are less than the non-contributing partners' share of book depreciation, then the non-contributing partners lose the benefit of these deductions ("ceiling rule"). When the property is sold, the resulting tax gain is used to the extent possible to eliminate the Book-Tax Difference (reduced by any previous book depreciation). Because of the application of the ceiling rule it is anticipated that tax depreciation will be allocated substantially in accordance with the percentages of OP Units held by the Company and the limited partners of the Operating Partnership, notwithstanding Section 704(c) of the Code. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book depreciation allocated to it, and possibly the economic and book income or gain allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "Federal Income Tax Consideration -- Requirements for Qualification -- Annual Distribution Requirements."

OTHER TAX CONSIDERATIONS

    THE MANAGEMENT COMPANIES. A portion of the cash to be used by the Operating Partnership to fund distributions to partners, including the Company, is expected to come from the Management Companies through dividends on the stock that will be held by the Operating Partnership. The Management Companies will receive income from the Operating Partnership, the Property Partnerships (other than West Acres Mall) and unrelated third parties. Because the Company, the Operating

Partnership and the Management Companies are related through stock ownership, income of the Management Companies from services performed for the Company and the Operating Partnership may be subject to certain rules under which additional income may be allocated to the Management Companies. The Management Companies will pay federal and state income tax at the full applicable corporate rates on its income prior to payment of any dividends. The Management Companies will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Companies are required to pay federal, state, or local taxes, the cash available for distribution by the Company to stockholders will be reduced accordingly.

    POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX
CONSEQUENCES. Prospective holders of Securities should recognize that the present federal income tax treatment of investment in the Company may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in the Company.

    STATE AND LOCAL TAXES. The Company and its holders of Securities may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its holders of Securities may not conform to the federal income tax consequences discussed above. Consequently, prospective holders of Securities should consult their own tax advisors regarding the effect of state and local tax laws on an investment in any Securities.

                                 LEGAL MATTERS

    The validity of the Offered Securities and certain tax matters will be passed upon for the Company by O'Melveny & Myers. O'Melveny & Myers will rely as to certain matters of Maryland law on the opinion of Ballard Spahr Andrews & Ingersoll.

                                    EXPERTS

    The financial statements and financial statement schedule of the Company incorporated in this Prospectus by reference to its 1994 Annual Report on Form 10-K, the Statement of Revenues and Certain Expenses of The Centre at Salisbury for the year ended December 31, 1994 and the Statement of Revenues and Certain Expenses of Capitola Mall for the year ended December 31, 1994, incorporated in this Prospectus by reference to Current Reports on Form 8-K, have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in each of their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, DEALER OR UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                             ---------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                      Page
                                                    ---------
Prospectus Supplement Summary.....................        S-2
Incorporation of Certain Documents by Reference...        S-8
The Company.......................................        S-8
Recent Developments...............................       S-10
Use of Proceeds...................................       S-12
Price Range of Common Stock and Distribution
 History..........................................       S-13
Selected Financial Data...........................       S-14
Properties........................................       S-18
Underwriting......................................       S-23
Legal Matters.....................................       S-23
Experts...........................................       S-24

                         PROSPECTUS
Available Information.............................          2
Incorporation of Certain Documents by Reference...          2
The Company.......................................          3
Risk Factors......................................          3
Use of Proceeds...................................          9
Description of Common Stock.......................          9
Description of Securities Warrants................          9
Description of Rights.............................         12
Restrictions on Transfer..........................         12
Plan of Distribution..............................         14
Federal Income Tax Considerations.................         16
Legal Matters.....................................         25
Experts...........................................         25

                                5,000,000 SHARES

                                     [LOGO]
                              THE MACERICH COMPANY

                                  COMMON STOCK

                              -------------------

                             PROSPECTUS SUPPLEMENT
                                NOVEMBER 1, 1996

                             ---------------------

                                LEHMAN BROTHERS

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